                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-34263
PROSPECTUS SUPPLEMENT

(To prospectus dated October 16, 1997)

                                1,010,000 SHARES
                     [U.S. RESTAURANT PROPERTIES INC. LOGO]

                                  COMMON STOCK
                             ----------------------

     We are offering and selling 1,010,000 shares of common stock with this prospectus supplement. We are a self-administered and self-managed real estate investment trust. We are one of the largest publicly traded entities in the United States dedicated to acquiring, owning, managing and selectively developing restaurant and service station properties. Our properties are leased on a triple net basis. As of March 31, 1999, we owned 892 properties in 48 states.

     Our common stock is listed for trading on the New York Stock Exchange under the symbol "USV." On June 29, 1999, the last reported sale price of our common stock on the New York Stock Exchange was $21 1/2 per share.

      WE URGE YOU TO CAREFULLY READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-5, WHERE WE DESCRIBE SPECIFIC RISKS ASSOCIATED WITH INVESTING IN OUR COMMON STOCK, ALONG WITH THE REST OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS BEFORE YOU MAKE YOUR INVESTMENT DECISION.
                             ----------------------

                                                     PER SHARE         TOTAL
                                                     ---------         -----
Public Offering Price..............................    $21.50       $21,715,000
Underwriting Discount..............................    $1.125        $1,136,250
Proceeds, before expenses, to U.S. Restaurant
  Properties, Inc..................................   $20.375       $20,578,750

     The underwriters may also purchase up to 151,500 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery in New York, New York on or about July 6, 1999.

                             ----------------------

MERRILL LYNCH & CO.

                                                         WARBURG DILLON READ LLC
                             ----------------------

            The date of this prospectus supplement is June 29, 1999.

                                TABLE OF CONTENTS


                              PROSPECTUS SUPPLEMENT

                                                                       Page
                                                                       ----

Prospectus Supplement Summary...........................................S-3
Risk Factors............................................................S-5
Use of Proceeds .......................................................S-10
The Company............................................................S-10
Federal Income Tax Considerations......................................S-14
Underwriting...........................................................S-27
Legal Matters..........................................................S-29
Experts................................................................S-29

                                   PROSPECTUS
Available Information.....................................................2
Incorporation of Certain Documents by Reference...........................2
Forward Looking Information...............................................3
The Company...............................................................4
Use of Proceeds...........................................................4
Ratio of Earnings to Fixed Charges........................................4
Description of Common Stock ..............................................5
Description of Common Stock Warrants......................................6
Description of Preferred Stock............................................7
Description of Depository Shares.........................................13
Restrictions of Transfers of Capital Stock...............................17
Plan of Distribution.....................................................19
Federal Income Tax Considerations........................................19
Legal Matters............................................................28
Experts..................................................................28

                  -------------------------------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus include and incorporate by reference forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "believe," "expect," "anticipate," "intend," "estimate," "assume" or other similar expressions. We have based these forward-looking statements on our current expectations and projections about future events.

     These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

     o  our anticipated future acquisition and development strategies;

     o tax risks, including our continued qualification as a real estate investment trust; and

     o general real estate investment risks, including local market conditions and rental rates, competition for tenants, tenant defaults, possible environmental liabilities and financing risks.

     Our actual results, performance or achievements may differ materially from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  -------------------------------------------

     You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

                          PROSPECTUS SUPPLEMENT SUMMARY

     The following information supplements and should be read in conjunction with the information contained in this prospectus supplement and in the accompanying prospectus. This summary may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference into the accompanying prospectus before making an investment decision.

                                   THE COMPANY

     We are a fully integrated, self-administered REIT and are one of the largest publicly-traded entities in the United States dedicated to acquiring, owning, managing and selectively developing restaurant, service station and other service retail properties. At March 31, 1999, our portfolio consisted of 892 business properties diversified geographically in 48 states and operated by approximately 320 operators. We lease our properties on a triple net basis primarily to operators of fast food and casual dining chain restaurants affiliated with major brands such as Burger King(R), Arby's(R), Dairy Queen(R), Hardee's(R), Chili's(R), Pizza Hut(R) and Schlotzsky's(R) and regional franchises such as Grandy's(R) and Taco Cabana(R), and to gasoline service station operators affiliated with major brands such as Shell(R), Texaco(R) and Arco(R). As of March 31, 1999, over 99% of our properties were leased, with average remaining lease terms (excluding extension options) in excess of 13 years.

     We are a Maryland corporation and made an election to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 1997. Both our common stock, par value $.001 per share, and $1.93 series A cumulative convertible preferred stock, par value $.001 per share, are traded on the New York Stock Exchange under the symbols "USV" and "USVpA," respectively. Our principal executive offices are located at 5310 Harvest Hill Road, Suite 270, Dallas, Texas 75230. Our telephone number is (972) 387-1487.

     We conduct our operations primarily through our operating partnership, U.S. Restaurant Properties Operating L.P., a Delaware limited partnership. As of March 31, 1999, we owned approximately 93% of the partnership interests in this operating partnership. The sole general partner of this operating partnership is one of our wholly-owned subsidiaries.


                               RECENT DEVELOPMENTS

CREDIT FACILITY

     On April 12, 1999, we entered into an agreement with Credit Lyonnais pursuant to which Credit Lyonnais agreed to provide a $50 million unsecured credit facility. We used the credit facility to repay a $15 million short term note and to fund acquisitions of approximately $9 million. As of June 28, 1999, the credit facility had an outstanding principal balance of approximately $45 million, bears interest at LIBOR plus a margin spread that is currently equal to 2.75% and matures in 2002.

RECENT ACQUISITIONS

     Subsequent to March 31, 1999, we acquired 11 additional properties for a total investment of approximately $9 million. In addition, subsequent to March 31, 1999, we sold 2 properties for a total of approximately $1.2 million.

PROPOSED JOINT VENTURE

     Our operating partnership has been in negotiations with a third party investor to form one or more joint ventures for the exclusive purpose of purchasing and holding certain of our existing properties. In connection with the formation of such joint venture entities, we expect to contribute or sell a portfolio of approximately 80 properties, with an aggregate value of approximately $79 million, to the joint venture entities in exchange for approximately $55 million (before fees and other transaction costs) and ownership interests in the joint venture entities valued at approximately $24 million. We expect this transaction to close sometime during the third quarter of 1999. We anticipate using the proceeds from the transaction to repay outstanding indebtedness under our credit facilities, which have been used primarily to fund acquisitions and development projects.

                                  THE OFFERING


Common Stock Offered......................    1,010,000 shares

Common Stock to be Outstanding After
     the Offering.........................    15,363,627 shares(1)

Use of Proceeds...........................    To repay outstanding indebtedness under our $165 million credit facility. See "Use of Proceeds."

Offering Price............................    $21.50

New York Stock Exchange
     Symbol...............................    USV

----------
(1) This number does not include an aggregate of 717,000 shares of common stock issuable upon the exercise of outstanding stock options or 1,162,672 shares of common stock issuable upon the conversion of outstanding partnership units. This figure also assumes the underwriters do not exercise their over-allotment option.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that your investment is subject to various risks, including those described below. You should carefully consider these risks together with all of the other information included in this prospectus supplement and the accompanying prospectus before you decide to purchase any of our common stock.

FAILURE TO MANAGE RAPID GROWTH AND INTEGRATE OPERATIONS; ACQUISITION OF ADDITIONAL PROPERTIES

     We are currently experiencing a period of rapid growth. Between December 31, 1994 and March 31, 1999, the total number of properties we owned or managed increased from 123 to 892, and total assets increased from $62.9 million to $662.7 million. As a result of the rapid growth of our portfolio, there can be no assurance that we will be able to adapt our management, administrative, accounting and operational systems to respond to any future acquisitions of additional properties without certain operating disruptions or unanticipated costs. The failure to successfully integrate any future acquisitions into our portfolio could have a material adverse effect on our results of operations and financial condition and our ability to pay expected distributions to stockholders. As we acquire additional properties, we will be subject to risks associated with managing new properties, including tenant retention and mortgage default. In addition, there can be no assurance that we will be able to maintain our current rate of growth or negotiate and acquire any acceptable properties in the future. A larger portfolio of properties may entail additional operating expenses that would be payable by us. Future acquisitions may also require loans to prospective tenants. Making loans to existing or prospective tenants involves credit risks and could subject us to regulation under various federal and state laws. Any operation of restaurants, even on an interim basis, would also subject us to operating risks, including uncertainties associated with labor and food costs, which may be significant and could cause us to recognize "bad income" which may adversely impact our qualification as a REIT. See "Federal Income Tax Considerations" on page S-14 of this prospectus supplement.

DEVELOPMENT AND ACQUISITION RISKS; INCREASED PROJECT COSTS; FAILURE TO OBTAIN FINANCING; INABILITY TO MEET OPERATING EXPENSES

     General Development and Acquisition Risks. We intend to continue selective build-to-suit and retrofit restaurant and service station property development where we expect to achieve investment returns that are anticipated to equal or exceed returns on acquisitions. New project development is subject to a number of risks, including:

     o risks of construction delays and cost overruns that may increase project costs;

     o  availability of acceptable financing;

     o  volatility in interest rates;

     o  the timing of the commencement of rental payments; and

     o new project commencement risks like the receipt of zoning, occupancy and other required governmental authorizations and permits and the incurrence of development costs in connection with projects that are not pursued to completion.

     In addition, these activities, regardless of whether they are ultimately successful, typically require a substantial portion of management's time and attention. Acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired property up to standards established for the market position intended for that property will prove inaccurate, as well as general investment risks associated with any new real estate investment. There can be no assurance that development and acquisition activities, if consummated, will perform in accordance with our expectations and distributions to our stockholders might be adversely affected.

     Risks Relating to Financing; Distributions. We anticipate that our development and acquisition activities will be largely financed through externally generated funds from borrowings under our credit facilities and other secured and unsecured debt financing and from equity financing. In addition, new development activities may be financed under lines of credit or other forms of secured or unsecured construction financing that would result in a risk that permanent financing for newly developed projects might not be available or would be available only on disadvantageous terms. Because we must distribute 95% of our REIT taxable income to maintain our qualification as a REIT, our ability to rely upon income from operations or cash flow from operations to finance new development or acquisitions will be limited. Accordingly, if we are unable to obtain funds from borrowings or the capital markets to refinance new development or acquisitions undertaken without permanent financing, our ability to grow through additional development and acquisition activities could be curtailed, cash available for distribution could be adversely affected and we could be required to reduce distributions.

REAL ESTATE FINANCING RISKS

     Indebtedness May Affect Overall Operating Results. As of June 28, 1999, we had approximately $427 million of outstanding debt, and our debt to total market capitalization, including our series A preferred stock at liquidation value, was approximately 50.1%. After the application of the net proceeds from this offering, we will have approximately $407 million of debt outstanding, and our debt to total market capitalization will be approximately 47.6%. Payments of principal and interest on borrowings may leave us with insufficient cash resources to make future acquisitions or pay distributions required to be paid in order for us to maintain our qualification as a REIT.

     No Limitation on Incurrence Of Debt. Our articles of incorporation do not contain any limitation on the amount or percentage of indebtedness we may incur. We have adopted a policy of limiting our indebtedness to maintain a ratio of total debt to total market capitalization of 50% or less. However, our board of directors could alter or eliminate our current policy on borrowing and would do so, for example, if it were necessary in order for us to continue to qualify as a REIT. If the policy were changed, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our financial condition and cash available for distribution to stockholders and could increase the risk of default on our indebtedness.

     Debt Obligations. As of June 28, 1999, we had approximately $27.6 million of mortgage indebtedness secured by a number of our properties. Those properties not otherwise directly securing our indebtedness are restricted from being used as collateral for new borrowings pursuant to the terms of our debt instruments. In addition, properties which we may acquire in the future could be mortgaged to secure payment of indebtedness. If we are unable to generate funds to cover required payments of principal and interest on borrowings secured by these properties, the mortgages securing these properties could be foreclosed upon by, or these properties could be transferred to, the mortgagee with a consequent loss of income and asset value to us.

DEPENDENCE ON SUCCESS OF BRANDS

     Substantially all of our properties are occupied by operators of chain restaurants and service stations with national and regional brand affiliations. Additionally, as of March 31, 1999, 205 of our properties were occupied by operators of Burger King(R) restaurants. In the future, we also may acquire additional restaurant and service station properties which will be affiliated with the same national and regional brands. As a result, we are subject to the risks inherent in investments concentrated in specific national and regional brands, such as a reduction in business following adverse publicity related to these brands or if the particular restaurant or service station chain (and its franchisees) were to suffer a system-wide decrease in sales. In these circumstances, the ability of franchisees to pay rents (including percentage rents) to us may be adversely affected.

FAILURE TO RENEW LEASES AND FRANCHISE AGREEMENTS

     Our properties are leased to restaurant franchise and service station operators pursuant to leases with remaining terms varying from one to 20 years and an average remaining term, as of March 31, 1999, in excess of 13 years. No assurance can be given that the leases will be renewed at the end of the lease terms or that we will be able to renegotiate terms which are acceptable. In certain instances, we have attempted to extend the terms of a number of our existing leases pursuant to a program intended to encourage early renewal of leases. In connection with this program, we have had to commit to pay for improvements on some of our properties.

COMPLIANCE WITH GOVERNMENT REGULATIONS MAY AFFECT OPERATING RESULTS

     Environmental Liabilities. Our operating results may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations as well as the cost of complying with future legislation. Current laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances on its properties. Environmental laws also may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated and may impose remedial or compliance costs.

     In connection with our acquisition of a property, we typically obtain a Phase I environmental assessment conducted by a qualified, independent environmental engineer. A Phase I environmental assessment involves researching historical usages of a property, databases containing registered underground storage tanks and other matters, including an onsite inspection, to determine whether an environmental issue exists with respect to the property which needs to be addressed. If the results of a Phase I environmental assessment reveal potential issues, a Phase II environmental assessment, which may include testing, groundwater monitoring or borings to locate underground storage tanks, may, depending upon the circumstances, be ordered for further evaluation.

     In connection with our acquisition of properties (specifically properties that are, or may at one time have been, service stations), we may acquire properties with known or potential environmental issues or compliance concerns. A number of the Phase I and Phase II environmental assessments of our properties have revealed potential environmental concerns. Specifically, the soils and groundwater beneath these properties may have been impacted by the presence of leaking underground storage tanks on, and the migration of contaminants from, our properties and third-party offsite locations adjacent to our properties. While these Phase I and Phase II environmental assessments have recommended remedial action or further analysis be undertaken, we have determined that any further action or analysis is unwarranted at this time based on the nature of the suggested action or analysis. We are not aware of any environmental liability or compliance concern at any of our properties that we believe would have a material adverse effect on our business, assets, results of operations or liquidity. We generally place acquired properties with potential environmental issues in special purpose limited liability companies to limit any future claims concerning the properties, and require tenants to assume obligations relating to environmental issues.

     We have not been notified by any governmental authority, and we have no knowledge of any material non-compliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with our properties. However, it is possible that Phase I and Phase II environmental assessments have not, and will not, reveal all environmental liabilities or compliance concerns or that there will be material environmental liabilities or compliance concerns of which we are not aware.

     Americans With Disabilities Act. Under the Americans with Disabilities Act of 1990, all public accommodations, including restaurants, are required to meet federal requirements relating to physical access and use by disabled persons. If it were determined that we were not in compliance with the Americans with Disabilities Act, we could be subject to fines, injunctive relief, damages or attorneys fees. Our leases contemplate that compliance with the Americans with Disabilities Act is the responsibility of the operators of our properties. We are not currently a party to any litigation or administrative proceeding with respect to a claim of a violation of the American with Disabilities Act and we do not anticipate the occurrence of any action or proceeding under the American with Disabilities Act that would have a material adverse effect upon us.

     Land-Use and Safety Regulations. We and our restaurant and service station operators are required to operate the properties in compliance with various laws, land-use regulations, fire and safety regulations, and building codes as, may be applicable or later adopted by the governmental body or agency having jurisdiction over the property or the matter being regulated. We do not believe that the cost of compliance with these regulations and laws will have a material adverse effect upon us.

     Health Regulations. The restaurant industry is regulated by a variety of state and local departments and agencies concerned with the health and safety of restaurant customers. These regulations vary by restaurant location and type (i.e., fast food or casual dining). Our leases provide for compliance by the restaurant operator with all health regulations and inspections and require the restaurant operator to obtain insurance to cover liability for violation of regulations or the interruption of business due to closure caused by failure to comply. We are not currently a party to any litigation or administrative proceeding concerning compliance with health regulations and do not anticipate any such action or proceeding that would have a material adverse effect upon us.

IMPACT OF COMPETITION ON OPERATIONS

     Acquisitions. Numerous entities and individuals compete with us to acquire restaurant and service station properties, including entities which have substantially greater financial resources than those resources available to us. These entities and individuals may be able to accept more risk than we are willing to undertake. Competition, generally, may reduce the number of suitable investment opportunities available to us and may increase the bargaining power of property owners seeking to sell. There can be no assurance that we will find suitable properties for inclusion in our portfolio of triple net leased properties or sale/leaseback transactions in the future.

     Operations. The restaurants and service stations operated on our properties are subject to significant competition in the market areas in which they compete. Our competitors include other national and regional fast food restaurant chains, and national and regional restaurant chains that do not specialize in fast food but appeal to many of the same customers and other competitors such as convenience stores and supermarkets that sell prepared and ready-to-eat foods and national and regional service station chains. Our success depends, in part, on the ability of the restaurants and service stations operated on our properties to compete successfully with these businesses. We do not intend to engage directly in the operation of restaurants and service stations. However, we would operate businesses located on our properties if required to do so in order to protect our investment. As a result, we generally will be dependent upon the experience and ability of the lessees operating the businesses located on our properties.

DEPENDENCE ON KEY PERSONNEL

     Our continued success is dependent upon the efforts and abilities of our key executive officers. In particular, the loss of the services of either Robert
J. Stetson, our chief executive officer and president, or Fred H. Margolin, our chairman of the board, treasurer and secretary, could have a material adverse effect on our operations and its ability to effectuate our growth strategy. There can be no assurance that we would be able to recruit or hire any additional personnel with equivalent experience and contacts.

PROVISIONS OF OUR ARTICLES OF INCORPORATION AND MARYLAND LAW MAY LIMIT THE ABILITY OF A THIRD PARTY TO ACQUIRE CONTROL OF US

     Ownership Limit. In order to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain exempt organizations). Therefore, ownership of more than 9.8% of the value of our outstanding shares of capital stock by any single stockholder, with certain exceptions, has been restricted by our articles of incorporation. The ownership limit may discourage a change of control and may also (1) deter tender offers for common stock, which offers may be advantageous to our stockholders, and (2) limit the opportunity for our stockholders to receive a premium for their common stock that might otherwise not exist if an investor were attempting to assemble a block of common stock in excess of 9.8% of our outstanding shares of capital stock.

     Classes of Stock. Our articles of incorporation authorize the board of directors to reclassify any authorized but unissued shares of capital stock into one or more new classes or series of capital stock, including classes or series of preferred stock, and to determine the preferences, rights and other terms of the classes or series. The additional classes or series of stock, as well as the common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our stock may be listed or traded. Although we have no intention at the present time of doing so, we could issue a class or series of stock that could, depending on the terms of the class or series of stock, impede a merger, tender offer, or other transaction that some, or a majority, of our stockholders might believe to be in their best interest or in which the stockholders might receive a premium for their shares over the then current market price of our stock.

     Maryland Anti-Takeover Statutes. As a Maryland corporation, we are subject to various legislative acts which impose restrictions on, and require compliance with, procedures designed to protect stockholders against unfair or coercive mergers and acquisitions. These statutes may delay or prevent offers to acquire us and increase the difficulty of consummating any third-party offer, even if our acquisition would be in our stockholders' best interests.

POSSIBLE ADVERSE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF OUR COMMON STOCK

     No prediction can be made as to the effect, if any, of future sales of shares of our common stock, or the availability of shares of our common stock for future sale, on the market price of our common stock prevailing from time to time. Sales of substantial amounts of capital stock (including shares of our common stock issued upon the exercise of stock options), or the perception that those sales could occur, could adversely affect the prevailing market price for our common stock. QSV Properties, Inc., the former general partner of U.S. Restaurant Properties Master LP and of which Robert J. Stetson, our chief executive officer and president, and Fred H. Margolin, our chairman of the board, treasurer and secretary, are directors and stockholders, owns 1,148,418 of our operating partnership's units which are exchangeable on a one-for-one basis for shares of our common stock, and has the right to receive up to an additional 825,000 operating partnership units depending on the achievement of earnings targets in the fiscal year ending December 31, 2000. These targets are driven primarily by volume of property transactions and are based on what QSV Properties, Inc. would have earned under its prior management contract.

FAILURE TO QUALIFY AS A REIT COULD ADVERSELY AFFECT OUR OPERATIONS AND ABILITY TO MAKE DISTRIBUTIONS

     We intend to operate so as to qualify as a REIT for federal income tax purposes. Although we believe we have been and will continue to be organized and operated in that manner, we can give you no assurance that we have qualified or will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are limited judicial or administrative interpretations. Qualification is also subject to various factual matters and circumstances not entirely within our control. New legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to qualification as a REIT or the federal income tax consequences of REIT qualification.

     If we fail to qualify as a REIT for any taxable year, we would be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to our stockholders because of the additional tax liability. In addition, distributions to our stockholders would no longer qualify for the dividends paid deduction and we would no longer be required to make those distributions. To the extent we would have made distributions in anticipation of qualifying as a REIT, we might be required to borrow funds or liquidate some of our investments in order to pay the applicable tax.

COMPLIANCE WITH REIT RULES REQUIRES US TO LIMIT THE NUMBER OF SHARES A PERSON MAY OWN

     In order to maintain our qualification as a REIT, no more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals or entities. As a result, our articles of incorporation generally provide that no holder may own, directly or indirectly, more than (1) 9.8% of the number of issued and outstanding shares of our common stock, except for QSV Properties, Inc., which may own initially no more than 12% of the number of outstanding shares of common stock, or (2) 9.8% of the outstanding shares of preferred stock of any series of preferred stock. Our board of directors may waive this ownership limitation on a case-by-case basis. As a result, without the approval of our board of directors, no person may acquire more than 9.8% of our outstanding capital stock thereby limiting a third-party's ability to acquire control of us.

NO RESTRICTIONS ON CHANGES IN INVESTMENT, FINANCING AND OTHER POLICIES

     Our policies with respect to all activities, including our investment, growth, debt, capitalization, distribution and operating policies, will be determined by our board of directors. Although our board of directors has no present intention to do so, these policies may be amended or revised at any time and from time to time at the discretion of our board of directors without a vote of our stockholders. A change in these policies could adversely affect our financial condition or results of operations or the market price of the common stock.

                                 USE OF PROCEEDS

     We estimate that we will receive net proceeds from the sale of our common stock, after payment of all expenses of the offering, of approximately $20.3 million ($23.4 million if the underwriters' over-allotment option is exercised in full). We will contribute all of the net proceeds to our operating partnership, in exchange for an equal number of limited partnership units of the operating partnership. Our operating partnership intends to use all of the net proceeds to repay outstanding indebtedness under our $165 million credit facility, which has been used primarily to fund acquisitions and development projects. As of June 28, 1999, the borrowings outstanding under the $165 million credit facility were approximately $159 million. The $165 million credit facility bears interest at LIBOR plus a margin spread that is currently equal to 1.35% and matures in 2001.

                                   THE COMPANY

     We are a fully integrated, self-administered REIT and are one of the largest publicly-traded entities in the United States dedicated to acquiring, owning, managing and selectively developing restaurant, service station and other service retail properties. At March 31, 1999, our portfolio consisted of 892 business properties diversified geographically in 48 states and operated by approximately 320 operators. We lease our properties on a triple net basis primarily to operators of fast food and casual dining chain restaurants affiliated with major brands such as Burger King(R), Arby's(R), Dairy Queen(R), Hardee's(R), Chili's(R), Pizza Hut(R) and Schlotzsky's(R) and regional franchises such as Grandy's(R) and Taco Cabana(R), and to gasoline service station operators affiliated with major brands such as Shell(R), Texaco(R) and Arco(R). As of March 31, 1999, over 99% of our properties were leased, with average remaining lease terms (excluding extension options) in excess of 13 years.

     We are a Maryland corporation and made an election to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended
December 31, 1997. Both our common stock, par value $.001 per share, and our $1.93 series A cumulative convertible preferred stock, par value $.001 per share, are traded on the New York Stock Exchange under the symbols "USV" and "USVpA," respectively. Our principal executive offices are located at 5310 Harvest Hill Road, Suite 270, Dallas, Texas 75230. Our telephone number is (972) 387-1487.

RECENT DEVELOPMENTS

     Unsecured Line of Credit. On April 12, 1999, we executed an agreement with Credit Lyonnais pursuant to which Credit Lyonnais agreed to provide us with a $50 million unsecured credit facility. We used the credit facility to repay a $15 million short-term note and to fund acquisitions of approximately $9 million. As of June 28, 1999, the credit facility had an outstanding principal balance of approximately $45 million, bears interest at LIBOR plus a margin spread that is currently equal to 2.75% and matures in 2002.

     Acquisitions and Dispositions. Subsequent to March 31, 1999, we acquired 11 additional properties for approximately $9 million. In addition, subsequent to March 31, 1999, we sold 2 properties for a total of approximately $1.2 million.

     Proposed Joint Venture. Our operating partnership has been in negotiations with a third party to form one or more joint ventures for the exclusive purpose of purchasing and holding certain of our existing properties. In connection with the formation of such joint venture entities, we expect to contribute or sell a portfolio of approximately 80 properties, with an aggregate value of approximately $79 million, to the joint venture entities in exchange for approximately $55 million (before fees and other transaction costs) and ownership interests in the joint venture entities valued at approximately $24 million. We expect this transaction to close sometime during the third quarter of 1999. We anticipate using the proceeds from the transaction to repay outstanding indebtedness under our credit facilities, which have been used primarily to fund acquisitions and development projects.

MANAGEMENT EXPERIENCE

     Our management team, led by Robert J. Stetson and Fred H. Margolin, consists of senior executives with an average of 15 years of experience in the acquisition, operation, management and financing of chain restaurants and retail properties. The management team has been able to capitalize on its extensive knowledge of both real estate and restaurant operations. Since existing management assumed control of our business in May 1994, through

March 31, 1999, the number of properties in our portfolio has increased from 123 properties to 892, increasing our total assets from $62.9 million to $662.7 million. As of March 31, 1999, our officers and directors held approximately 12% of our outstanding stock and operating partnership units.

DIVERSIFICATION

     We conduct our operations in such a manner as to enhance the predictability and sustainability of our cash flows. We enhance the predictability of the operating performance of our properties and our financial position by diversifying our portfolio by geographic location and number of tenants. We believe that geographic diversification minimizes the effects on our financial position of downturns in regional and local economies. Our portfolio is further diversified by our number of tenants. As of March 31, 1999, only two tenants accounted for greater than 6% of our annual base rental revenues: BC Oil Ventures (8%) and Sybra, Inc. (7%).

LEASES WITH RESTAURANT OPERATORS

     Our strategy focuses primarily on acquiring operating restaurant and service station properties, although we have acquired newly constructed properties and selectively developed properties in the past. Typically, we acquire a property that has been operated as a fast food or casual dining restaurant or service station that is subject to a lease with a remaining term of five to 20 years and a co-terminus franchise agreement. We believe that this strategy reduces our financial risk because the restaurant or service station operated on the property has a proven operating record that mitigates the risk of default or non-renewal under the lease.

     Substantially all of our existing leases are "triple net." Triple net leases typically require the tenants to be responsible for the property operating costs, including property taxes, insurance and maintenance. A majority of our leases provide for a base rent plus a percentage of the restaurants' sales in excess of a threshold amount. The triple net lease structure is designed to provide us with a consistent stream of income without the obligation to reinvest in the property. For the three months ended March 31, 1999, base rental revenues and percentage rental revenues represented 92% and 8%, respectively, of total gross rental revenues.

OWNERSHIP OF REAL ESTATE INTERESTS

     Of the 892 properties included in our portfolio as of March 31, 1999, we

     o owned both the land and the restaurant building in fee simple on 710 of the properties,

     o owned the land, with the tenant owning the restaurant building, on 38 of the properties, and

     o leased the land, the building or both from a third-party lessor on 144 of the properties.

We lease, from third parties, the underlying land, restaurant building and the other improvements thereon for 38 of our leasehold properties and then sublease the property to the restaurant operator. Under the terms of the remaining 106 leasehold properties, although we lease the underlying land from a third party, we own the restaurant building and the other improvements constructed thereon. Upon expiration or termination of a primary lease or ground lease, the owner of the underlying land generally becomes the owner of the building and all of the improvements thereon. The terms of the primary leases and ground leases expire from one to 13 years. With renewal options considered, the terms of the primary leases and ground leases expire from one to 33 years, with the average remaining term being 20 years.

USE AND OTHER RESTRICTIONS ON THE OPERATION AND TRANSFER OF BURGER KING RESTAURANT PROPERTIES

     We were originally formed for the purpose of acquiring only Burger King restaurant properties in the original portfolio and leasing or subleasing them to Burger King Corporation franchisees. Accordingly, our operating partnership's partnership agreement contains provisions that state, except as expressly permitted by Burger King Corporation, that we may not use the properties for any purpose other than to operate a Burger King restaurant during the term of the lease. The partnership agreement requires us to provide Burger King Corporation with notice of default under a lease or sublease and an opportunity to cure the default, prior to taking any remedial action. The partnership agreement also requires us to provide tenants assistance with remodeling costs. The terms with respect to the properties imposed on us by the partnership agreement may be less favorable than those imposed upon other lessors of Burger King Corporation restaurants. Burger King Corporation has advised us that it intends to waive or not impose some of the restrictive provisions contained in the partnership agreement.

GROWTH STRATEGY

     As a result of the fragmented and consolidating nature of the chain restaurant, gas station and convenience store industries, we have a strong supply of acquisition opportunities from which to choose. Our approach to these opportunities is driven by our objective of maximizing growth in funds from operations and cash available for distribution to stockholders through effective management, operation, acquisition and selective development of restaurant properties, service stations and co-branded facilities. We believe we can achieve our goal of increasing funds from operations and cash available for distribution by pursuing the following growth strategies:

     o focusing on acquisitions of individual properties and small portfolios that do not attract the interest of institutional investors and other finance companies;

     o leveraging relationships that our management has with chain restaurant, gas station and convenience store franchisees to identify acquisition opportunities and to consummate favorable acquisitions prior to the active marketing of subject properties;

     o investing in major franchise brands that offer stable and consistent income with reduced risk;

     o realizing contractual rental escalations (we average 2% to 3% rent escalators on our leases, providing enhanced returns);

     o re-leasing space at increased rental rates, when market conditions warrant, as leases expire (we have established an effective early lease renewal program in which we offer remodeling financing to our tenants in consideration for renewing and restructuring leases);

     o selectively developing properties where we can secure leases prior to construction and where development is expected to result in returns on investment that we believe will exceed returns on comparable acquisitions (we average a 12% return on development projects);

     o actively managing our portfolio, including periodically re-evaluating all assets for strategic disposition or repositioning; and

     o maintaining our stringent underwriting criteria which calls for rent coverage of 2.0 to 1.0, and corporate, personal and franchisor guarantees when necessary.

FINANCIAL STRATEGY

     We believe that we are best served by a conservative capital structure with flexibility to access the capital markets when financial and market conditions warrant. Our policy is to maintain a debt to total market capitalization ratio of less than 50%. We utilize our existing $215 million of unsecured revolving credit facilities for short term financing in connection with the acquisition of additional properties and development projects. We believe that our access to capital should provide us with a competitive advantage in acquisitions over other bidders that qualify their bids with financing or other contingencies. We have raised approximately $323 million through public and private markets and, since January 1997, our operating partnership has raised $25 million through the issuance of operating partnership units in connection with acquisitions. These offerings have demonstrated our ability to access the public and private markets as a source of capital to fund future growth. Our senior unsecured debt has been rated BBB- by Duff & Phelps Credit Rating Co.

PORTFOLIO OVERVIEW

     As of March 31, 1999, we owned 892 business properties, including 205 Burger King(R) properties, 78 Arby's(R) properties, 41 Dairy Queen(R) properties, 28 Schlotzsky's(R) properties, 27 Hardee's(R) properties, 21 Pizza Hut(R) properties, eight Chili's(R) properties, 35 Conoco(R) properties, 10 Phillips 66(R) properties, five Shell(R) properties and four Mobil(R) properties. Our properties are diversified geographically in 48 states, with only two states, Texas (26%) and Georgia (11%), accounting for greater than 6% of our annual base rent.

     The following table contains information by state regarding the properties we owned as of March 31, 1999:

         --------------------------------------------------------------------------------------
                                   NUMBER           ANNUAL                         PERCENT
                                     OF              BASE            BASE          OF TOTAL
                 STATE              UNITS            RENT            RENT           UNITS
         --------------------------------------------------------------------------------------
          Texas                     284            $18,414,246        26%             32%
          Georgia                    73              7,628,011        11%              8%
          Illinois                   36              2,985,702         4%              4%
          New York                   35              2,741,411         4%              4%
          Michigan                   34              2,321,226         3%              4%
          California                 31              2,671,296         4%              3%
          Oklahoma                   29              2,588,899         4%              3%
          Florida                    28              3,004,263         4%              3%
          Hawaii                     27              4,657,036         6%              3%
          Arizona                    24              1,907,415         3%              3%
          North Carolina             24              2,158,079         3%              3%
          Minnesota                  23              1,387,261         2%              3%
          Pennsylvania               20              1,513,036         2%              2%
          Tennessee                  20              1,134,082         2%              2%
          Iowa                       18              1,774,944         2%              2%
          Indiana                    16              1,148,196         2%              2%
          South Carolina             15              1,095,730         1%              2%
          Maryland                   12              1,105,540         1%              1%
          Missouri                   11                698,399         1%              1%
          Arkansas                   10              1,130,814         1%              1%
          Louisiana                  10                551,179         1%              1%
          Ohio                       10                774,763         1%              1%
          Wisconsin                  10                758,475         1%              1%
          Other States               92              7,607,843        11%             11%
         --------------------------------------------------------------------------------------
          TOTAL                     892            $71,757,846       100%            100%
         --------------------------------------------------------------------------------------

     We intend to continue to acquire properties affiliated with major national brands such as Burger King(R), Arby's(R), Dairy Queen(R), Hardee's(R), Chili's(R), Pizza Hut(R), Schlotzsky's(R), Mobil(R) and Shell(R) and regional brands such as Grandy's(R), Taco Cabana(R) and Conoco(R), operated by competent, financially-stable multi-unit operators. We believe that successful restaurants and service stations operated under these types of brands will continue to offer us stable, consistent income with reduced risk of default or non-renewal of the lease and franchise agreements. We believe our income stream is further protected through the increasing diversification of our properties by brand affiliation. Since existing management assumed our control in May 1994, we have significantly expanded the number of our brand affiliations such that as of March 31, 1999, only four brands constituted more than five percent each of our annual base rent: Burger King(R), Arbys(R), Arco(R), and Conoco(R), account for 20.8%, 7.5%, 6.9% and 5.7%, respectively. Of the 769 properties acquired (net) between December 1994 and March 31, 1999, only 82 were Burger King(R) restaurants and the balance were affiliated with other national and regional chain restaurants and service stations.

                        FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     This description of the federal income tax considerations relevant to the issuance of the common stock offered hereby replaces, the description of the federal income tax considerations set forth in the accompanying prospectus.

     The following summary of material federal income tax consequences that may be relevant to a holder of common stock or preferred stock is based on current law, is for general information only and is not intended as tax advice. The following discussion, which is not exhaustive of all possible tax consequences, does not include a detailed discussion of any state, local or foreign tax consequences. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to specific stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States and stockholders holding securities as part of a conversion transaction, a hedging transaction or as a position in a straddle for tax purposes) who are subject to special treatment under the federal income tax laws.

     The statements in this discussion are based on current provisions of the Internal Revenue Code, existing, temporary and currently proposed Treasury Regulations under the Internal Revenue Code, the legislative history of the Internal Revenue Code, existing administrative rulings and practices of the Internal Revenue Service and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this prospectus with respect to transactions entered into or contemplated prior to the effective date of those changes. Any change could apply retroactively to transactions preceding the date of the change. We do not plan to request any rulings from the Internal Revenue Service concerning our tax treatment and the statements in this prospectus are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that these statements will not be challenged by the Internal Revenue Service or that a challenge will not be sustained by a court.

     THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. EACH PROSPECTIVE PURCHASER OF COMMON STOCK OR PREFERRED STOCK IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON STOCK OR PREFERRED STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF ANY PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code for federal income tax purposes commencing with our taxable year ended December 31, 1997. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Internal Revenue Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot, however, assure you that the REIT requirements will be met in the future.

     We have received an opinion from Locke Liddell & Sapp LLP, our legal counsel, to the effect that we qualified as a REIT under the Internal Revenue Code for our taxable year ended December 31, 1997 and December 31, 1998, we have been organized and our manner of operation has been in conformity with the requirements for qualification and taxation as a REIT as of the date of this prospectus and that our proposed manner of operation and diversity of equity ownership will enable us to continue to satisfy the requirements for qualification as a REIT in the future if we operate in accordance with the methods of operations described herein, including our representations concerning our intended method of operation. However, you should be aware that opinions of counsel are not binding on the Internal Revenue Service or on the courts, and, if the Internal Revenue Service were to challenge these conclusions, no assurance can be given that these conclusions would be sustained in court. The opinion of Locke Liddell & Sapp LLP is based on various assumptions as well as on representations made by us as to factual matters, including representations described in this prospectus and a factual representation letter provided by us. The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results, asset diversification, distribution levels and diversity of stock ownership. Locke Liddell & Sapp LLP will not monitor our compliance with these requirements. While we expect to satisfy these tests, and will use our best efforts to do so, no assurance can be given that we will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect us and our stockholders. See "--Failure to Qualify as a REIT." The following is a summary of the material federal income tax considerations affecting us as a REIT and our stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, relevant rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code and these rules and regulations.

REIT QUALIFICATION

     We must be organized as an entity that would, if we do not maintain our REIT status, be taxable as a regular corporation. We cannot be a financial institution or an insurance company. We must be managed by one or more directors. Our taxable year must be the calendar year. Our beneficial ownership must be evidenced by transferable shares. Our capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. Not more than 50% of the value of the shares of our capital stock may be held, directly or indirectly, applying the applicable constructive ownership rules of the Internal Revenue Code, by five or fewer individuals at any time during the last half of each of our taxable years. We must also meet other tests, described below, regarding the nature of our income and assets and the amount of our distributions.

     Our outstanding common stock is owned by a sufficient number of investors and in appropriate proportions to permit us to satisfy the stock ownership requirements described above. To protect against violations of these stock ownership requirements, our articles of incorporation provide that no person is permitted to own, applying constructive ownership tests set forth in the Internal Revenue Code, more than 9.8% of the outstanding common stock (except for QSV Properties, Inc. which can initially own up to 12% of the outstanding common stock, subject to future reduction) or 9.8% of the outstanding preferred stock. In addition, our articles of incorporation contain restrictions on transfers of capital stock, as well as provisions that automatically convert shares of stock into excess stock to the extent that the ownership otherwise might jeopardize our REIT status. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the stock ownership requirements. If we fail to satisfy these stock ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the 50% requirement described above, we will be treated as having met this requirement. See the section below entitled "--Failure to Qualify as a REIT."

     To monitor our compliance with the share ownership requirements, we are required to and we do maintain records disclosing the actual ownership of shares of common stock. To do so, we will demand written statements each year from the record holders of the percentages of shares in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand will be maintained as part of our records. Stockholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing, among other things, the actual ownership of the shares.

     We currently satisfy, and expect to continue to satisfy, each of the requirements discussed above. We also currently satisfy, and expect to continue to satisfy, the requirements that are separately described below concerning the nature and amounts of our income and assets and the levels of required annual distributions.

     Sources of Gross Income. In order to qualify as a REIT for a particular year, we also must meet two tests governing the sources of our income - a 75% gross income test and a 95% gross income test. These tests are designed to ensure that a REIT derives its income principally from passive real estate investments. The Internal Revenue Code allows a REIT to own and operate a number of its properties through wholly-owned subsidiaries which are "qualified REIT subsidiaries." The Internal Revenue Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT.

     In the case of a REIT which is a partner in a partnership or any other entity that is treated as a partnership for federal income tax purposes, the Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership. Also, the REIT will be deemed to be entitled to its proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of our operating partnership (including our operating partnership's share of these items for any partnership in which it owns an interest) are treated as our assets and items of income for purposes of applying the requirements described in this prospectus, including the income and asset tests described below. We have included a brief summary of the rules governing the federal income taxation of partnerships and their partners below in "--Tax Aspects of the Partnerships." We have control of our operating partnership through ownership of its general partner and will continue to operate it in a manner consistent with the requirements for qualification as a REIT.

     75% Gross Income Test. At least 75% of a REIT's gross income for each taxable year must be derived from specified classes of income that principally are real estate related. The permitted categories of principal importance to us are:

     o    rents from real property;

     o    interest on loans secured by real property;

     o gain from the sale of real property or loans secured by real property, excluding gain from the sale of property held primarily for sale to customers in the ordinary course of our business;

     o income from the operation and gain from the sale of property acquired in connection with the foreclosure of a mortgage securing that property;

     o distributions on, or gain from the sale of, shares of other qualifying REITs;

     o    abatements and refunds of real property taxes;

     o amounts received as consideration for entering into agreements to make loans secured by real property or to purchase or lease real property; and

     o    "qualified temporary investment income" (described below).

In evaluating our compliance with the 75% gross income test, as well as the 95% gross income test described below, gross income does not include gross income from "prohibited transactions." In general, a prohibited transaction is one involving a sale of property held primarily for sale in the ordinary course of our business, not including property acquired through foreclosure, and sometimes not including property we have held for at least four years.

     We expect that substantially all of our operating gross income will be considered rent from real property and interest income. Rent from real property is qualifying income for purposes of the gross income tests only if specific conditions are satisfied. Rent from real property includes charges for services customarily rendered to tenants and rent attributable to personal property leased together with the real property, so long as the personal property rent is not more than 15% of the total rent received or accrued under the lease for the taxable year. We do not expect to earn material amounts in these categories. Rent from real property generally does not include rent based on the income or profits derived from the property. However, rent based on a percentage of gross receipt or sales is permitted as rent from real property, and we will have leases where rent is based on a percentage of gross receipt or sales. We generally do not intend to lease property and receive rentals based on the tenant's income or profit, except in limited cases which should not jeopardize our status as a REIT. Also excluded from "rents from real property" is rent received from a person or corporation in which we (or any of our 10% or greater owners) directly or indirectly through the constructive ownership rules contained in Section 318 and Section 856(d)(5) of the Internal Revenue Code, own a 10% or greater interest. We receive some rental income from tenants of which we constructively own a 10% or greater interest, but not in amounts sufficient to jeopardize our status as a REIT.

     A third exclusion from qualifying rent income covers amounts received with respect to real property if we furnish services to the tenants or manage or operate the property, other than through an "independent contractor" from whom we do not derive any income. The obligation to operate through an independent contractor generally does not apply, however, if the services we provide are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered rendered primarily for the convenience of the tenant (applying standards that govern in evaluating whether rent from real property would be unrelated business taxable income when received by a tax exempt owner of the property). Further, if the value of the non-customary service income with respect to a property, valued at no less than 150% of our direct cost of performing those services, is 1% or less of the total income derived from the property, then the provision of these non-customary services shall not prohibit the rental income (except the non-customary service income) from qualifying as "rents from real property."

     We will, in most instances, directly operate and manage our assets without using an "independent contractor." We believe that the only services generally to be provided to tenants will be those usually or customarily rendered in connection with the rental of space for occupancy only. We do not intend to provide services that might be considered rendered primarily for the convenience of the tenants, including hotel, health care or extensive recreational or social services. Consequently, we believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be included under that test.

     Upon the ultimate sale of our properties, any gains realized also are expected to constitute qualifying income, as gain from the sale of real property (not involving a prohibited transaction).

     95% Gross Income Test. In addition to earning 75% of our gross income from the sources listed above, 95% of our gross income for each taxable year must come either from those sources, or from dividends, interest or gains from the sale or other disposition of stock or other securities that do not constitute property held primarily for sale in the ordinary course of our business. This test permits a REIT to earn a significant portion of its income from traditional "passive" investment sources that are not necessarily real estate related. The term "interest" (under both the 75% and 95% tests) does not include amounts that are based on the income or profits of any person, unless the computation is based only on a fixed percentage of receipts or sales.

     We own all of the nonvoting common stock and 5% of the voting common stock of U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc. The income from these corporations does not accrue to us, but we derive our allocable share of dividends from these corporations through our interest in our operating partnership. These dividends qualify under the 95% gross income test, but not the 75% gross income test.

     Failing the 75% or 95% Tests; Reasonable Cause. As a result of the 75% and 95% tests, REITs generally are not permitted to earn more than 5% of their gross income from active sources, including brokerage commissions or other fees for services rendered. From time to time, we may receive that income. This type of income will not qualify for the 75% test or 95% test but is not expected to be significant and that income, together with other nonqualifying income (including rent from related party tenants, as discussed above), is expected to be at all times less than 5% of our annual gross income. While we do not anticipate that we will earn substantial amounts of nonqualifying income, if nonqualifying income exceeds 5% of our gross income, we could lose our status as a REIT. We may establish subsidiaries of which we will hold less than 10% of the voting stock to hold assets generating non-qualifying income. The gross income generated by these subsidiaries would not be included in our gross income. However, dividends we receive from these subsidiaries would be included in our gross income and qualify for the 95% income test. The ability to establish these subsidiaries could be adversely impacted by proposals contained in President Clinton's 2000 Federal Budget Proposal. See the section below entitled "--Proposed Legislation."

     If we fail to meet either the 75% or 95% income tests during a taxable year, we may still qualify as a REIT for that year if (1) we report the source and nature of each item of our gross income in our federal income tax return for that year; (2) the inclusion of any incorrect information in our return is not due to fraud with intent to evade tax; and (3) the failure to meet the tests is due to reasonable cause and not to willful neglect. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive causes us to exceed the limits on nonqualifying income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed below, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income. We would be subject to a 100% tax based on the greater of the amount by which we fail either the 75% or 95% income tests for that year. See "--Taxation as a REIT."

     Prohibited Transaction Income. Any gain that we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including our share of any gain realized by our operating partnership and its subsidiary partnerships), will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. Our operating partnership and its subsidiary partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning their properties, and to make occasional sales of the properties as are consistent with their investment objectives. The Internal Revenue Service may contend, however, that one or more of these sales is subject to the 100% penalty tax.

     Character of Assets Owned. At the close of each calendar quarter of our taxable year, we also must meet two tests concerning the nature of our investments. First, at least 75% of the value of our total assets generally must consist of real estate assets, cash, cash items (including receivables) and government securities. For this purpose, "real estate assets" include interests in real property, interests in loans secured by mortgages on real property or by interests in real property, shares in other REITs and options, but excluding mineral, oil or gas royalty interests. The temporary investment of new capital in debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date we receive the new capital. Second, although the balance of our assets generally may be invested without restriction, we will not be permitted to own (1) securities of any one non-governmental issuer that represent more than 5% of the value of our total assets or (2) more than 10% of the outstanding voting securities of any single issuer. A REIT, however, may own 100% of the stock of a qualified REIT subsidiary, in which case the assets, liabilities and items of income, deduction and credit of the subsidiary are treated as those of the REIT. In evaluating a REIT's assets, if the REIT invests in a partnership, it is deemed to own its proportionate share of the assets of the partnership.

     Our operating partnership owns 100% of the nonvoting stock and 5% of the voting stock of U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc., and by virtue of our ownership of units in our operating partnership, we are considered to own our allocable portion of these shares. This stock is not a qualifying real estate asset. Our operating partnership does not and will not own more than 5% of the voting securities U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc., and therefore we will not be considered to own more than 10% of its voting securities. In addition, we believe that the value of our share of the stock held by our operating partnership does not exceed 5% of the total value of our assets, and will not exceed that amount in the future. No independent appraisals have been obtained to support this conclusion. We cannot assure our stockholders that the Internal Revenue Service will not contend that the value of the securities of U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc. held by us exceeds the 5% value limitation. The 5% value test must be satisfied not only on the date that we (directly or through our operating partnership) acquired securities in U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc., but also each time we increase our ownership, including as a result of increasing our interest in our operating partnership whether as a result of a capital contribution or the redemption of units of our operating partnership. Although we believe that we presently satisfy the 5% value test and plan to take steps to ensure that we satisfy this test for any quarter with respect to which retesting is to occur, we cannot assure our stockholders that these steps will always be successful, or will not require a reduction in our operating partnership's interest in U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc.

     After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter or increase our interests in our operating partnership, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to take all action within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

     Annual Distributions to Stockholders. To maintain our REIT status, we generally must distribute as a dividend to our stockholders in each taxable year at least 95% of our net ordinary income. Capital gain is not required to be distributed. More precisely, we must distribute an amount equal to (1) 95% of the sum of (a) our "REIT taxable income" before deduction of dividends paid and excluding any net capital gain and (b) any net income from foreclosure property less the tax on that income, minus (2) limited categories of "excess noncash income," including, income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount income. REIT taxable income is defined to be a modified form of the taxable income of the REIT, computed as if it were an ordinary corporation. For example, taxable income is modified in that the deduction for dividends paid is allowed, but neither net income from property acquired through foreclosure, nor net income from prohibited transactions, is included. In addition, the REIT may carry over, but not carry back, a net operating loss for 20 years following the year in which it was incurred.

         A REIT may satisfy the 95% distribution test with dividends paid during the taxable year and with dividends paid after the end of the taxable year if they meet the following tests. Dividends paid in January that were declared during the last calendar quarter of the prior year and were payable to stockholders of record on a date during the last calendar quarter of that prior year are treated as paid on December 31 of the prior year. Other dividends declared before the due date of our tax return for the taxable year, including extensions, also will be treated as paid in the prior year if they are paid (1) within 12 months of the end of that taxable year and (2) no later than our next regular distribution payment. Dividends that are paid after the close of a taxable year that do not qualify under the rule governing payments made in January (described above) will be taxable to the stockholders in the year paid, even though we may take them into account for a prior year. A nondeductible excise tax equal to 4% will be imposed for each calendar year to the extent that dividends declared and distributed or deemed distributed before December 31 are less than the sum of (a) 85% of our "ordinary income" plus (b) 95% of our capital gain net income plus (c) any undistributed income from prior periods.

     To be entitled to a dividends paid deduction, the amount distributed by a REIT must not be preferential. For example, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class.

     We will be taxed at regular corporate rates to the extent that we retain any portion of our taxable income. For example, if we distribute only the required 95% of our taxable income, we would be taxed on the retained 5%. Occasionally, we may not have sufficient cash or other liquid assets to meet the distribution requirement. This could arise because of competing demands for our funds, or due to timing differences between tax reporting and cash receipts and disbursements (i.e., income may have to be reported before cash is received, or expenses may have to be paid before a deduction is allowed). Although we do not anticipate any difficulty in meeting this requirement, no assurance can be given that necessary funds will be available. In the event these circumstances do occur, then, in order to meet the 95% distribution requirement, we may cause our operating partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

     If we fail to meet the 95% distribution requirement because of an adjustment to our taxable income by the Internal Revenue Service, we may be able to cure the failure retroactively by paying a "deficiency dividend," as well as applicable interest and penalties, within a specified period.

TAXATION AS A REIT

     As a REIT, we generally will not be subject to corporate income tax to the extent we currently distribute our REIT taxable income to our stockholders. This treatment effectively eliminates the "double taxation" imposed on investments in most corporations. Double taxation refers to taxation that occurs once at the corporate level when income is earned and once again at the stockholder level when that income is distributed. We generally will be taxed only on the portion of our taxable income that we retain, which will include any undistributed net capital gain, because we will be entitled to a deduction for dividends paid to stockholders during the taxable year. A dividends paid deduction is not available for dividends that are considered preferential within any given class of shares or as between classes except to the extent that class is entitled to a preference. We do not anticipate that we will pay any of those preferential dividends. Because excess stock will represent a separate class of outstanding shares, the fact that those shares will not be entitled to dividends should not adversely affect our ability to deduct our dividend payments.

     Even as a REIT, we will be subject to tax in the following circumstances:

     o we would be subject to tax on any income or gain from property acquired through foreclosure at the highest corporate rate (currently 35%);

     o a confiscatory tax of 100% applies to any net income from prohibited transactions which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business;

     o if we fail to meet either the 75% or 95% source of income tests described above, but still qualify for REIT status under the reasonable cause exception to those tests, a 100% tax would be imposed equal to the amount obtained by multiplying (a) the greater of the amount, if any, by which it failed either the 75% income test or the 95% income test, times (b) a fraction intended to reflect our profitability;

     o we will be subject to the alternative minimum tax on items of tax preference, excluding items specifically allocable to our stockholders;

     o if we should fail to distribute with respect to each calendar year at least the sum of (a) 85% of our REIT ordinary income for that year,
          (b) 95% of our REIT capital gain net income for that year, and (c) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed;

     o under regulations that are to be promulgated, we also may be taxed at the highest regular corporate tax rate on any built-in gain attributable to assets that we acquire in specific tax-free corporate transactions, to the extent the gain is recognized during the first ten years after we acquire those assets. Built-in gain is the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the beginning of the ten-year recognition period. The results described in this paragraph with respect to the recognition of built-in gain assume that we will make an election pursuant to Internal Revenue Service Notice 88-19 and that the availability or nature of that election is not modified as proposed in President Clinton's 2000 Federal Budget Proposal. See the section below entitled "--Proposed Legislation"; and

     o we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

FAILURE TO QUALIFY AS A REIT

     For any taxable year in which we fail to qualify as a REIT and applicable relief provisions are not available, we would be taxed at regular corporate rates, including alternative minimum tax rates on all of our taxable income. Distributions to our stockholders would not be deductible in computing that taxable income, and distributions would no longer be required to be made. Any corporate level taxes generally would reduce the amount of cash available for distribution to our stockholders and, because the stockholders would continue to be taxed on the distributions they receive, the net after tax yield to the stockholders from their investment likely would be reduced substantially. As a result, failure to qualify as a REIT during any taxable year could have a material adverse effect on an investment in our common stock or preferred stock. If we lose our REIT status, unless relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year which begins after the taxable year during which our election was terminated. It is not possible to state whether in all circumstances we would be entitled to this statutory relief. In addition, President Clinton's 2000 Federal Budget Proposal contains a provision which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT in taxable years beginning after January 1, 2000. If enacted, this provision could effectively preclude us from re-electing to be taxed as a REIT following a loss of REIT status. See the section below entitled "--Proposed Legislation."

TAX ASPECTS OF THE PARTNERSHIPS

     Substantially all of our investments are held indirectly through our operating partnership and its subsidiary partnerships. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by our operating partnership and its subsidiary partnerships.

     Our interests in our operating partnership and its subsidiary partnerships involve special tax considerations, including the possibility that the Internal Revenue Service might challenge the status of our operating partnership and its subsidiary partnerships as partnerships (as opposed to associations taxable as corporations) for federal income tax purposes. If our operating partnership or any of its subsidiary partnerships were treated as an association, that entity would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In that situation, the character of our assets and items of gross income would change. A reclassification could prevent us from satisfying the REIT income tests. More important, a reclassification would prevent us from satisfying the asset tests if we were viewed as owning 10% of the voting securities of any issuer or if the 5% asset test was violated. This, in turn, would prevent us from qualifying as a REIT. In addition, a change in the tax status of our operating partnership or a subsidiary partnership might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

     Treasury Regulations that apply for tax periods beginning on or after January 1, 1997, provide that a domestic business entity not otherwise organized as a corporation and which has at least two members (an "eligible entity") may elect to be treated as a partnership for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. Our operating partnership and its subsidiary partnerships have consistently claimed and intend to claim classification as partnerships under the final regulations and have not elected otherwise, and, as a result, we believe these partnerships will be classified as partnerships for federal income tax purposes.

     Even if our operating partnership is taxable as a partnership under these Treasury Regulations, it could be treated as a corporation under the publicly traded partnership rules of Section 7704 of the Internal Revenue Code. A partnership may avoid the application of the publicly traded partnership rules if 90% of its income is qualifying income. Qualifying income includes rents from real property and interest. We anticipate that we will satisfy the 90% qualifying income test. However, the REIT rules and the publicly traded partnership rules use different standards to determine what qualifies as rents from real property. Therefore, we will need to monitor compliance with both the REIT rules and the publicly traded partnership rules.

     The Treasury Regulations described above also provide that an eligible entity with a single owner can elect to be disregarded as an entity separate from its owner. In fact, this type of entity formed after January 1, 1997 will be disregarded as an entity separate from its owner unless it elects otherwise. Our operating partnership has consistently claimed and intends to claim classification of its single member limited liability companies as disregarded entities under the final regulations, and, as a result, we believe these entities will be classified as disregarded entities for federal income tax purposes.

     A partnership agreement will generally determine the allocation of income and losses among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder. Generally,

Section 704(b) and the Treasury Regulations require that partnership allocations respect the economic arrangement of the partners.

     If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to that item. Our operating partnership's allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations thereunder.

     Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution. We refer to this difference as a "book-tax difference." These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Our operating partnership's partnership agreement requires that these allocations be made in a manner consistent with
Section 704(c) of the Internal Revenue Code.

     In general, the partners of our operating partnership who acquired their limited partnership interests through a contribution of appreciated property will be allocated depreciation deductions for tax purposes which are lower than these deductions would have been if they had been determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a book-tax difference, all income attributable to the remaining book-tax difference will generally be allocated to the limited partner who contributed the property, and we will generally be allocated only our share of capital gains attributable to appreciation, if any, occurring after the date of contribution. These allocations will tend to eliminate the book-tax difference over the life of the contributed properties. However, the special allocation rules of Section 704(c) do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction including a sale. Thus, the carryover basis of the contributed assets in the hands of our operating partnership may cause us or other partners to be allocated lower depreciation and other deductions for federal income tax purposes than would be allocated to us if all properties had a tax basis equal to their fair market value at the time of acquisition. Such an allocation might cause us or other partners to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with our operating partnership distribution requirements. The foregoing principles also apply in determining our earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased our interests in the contributed properties at their agreed value.

     Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Internal Revenue Code will not apply.

TAXATION OF STOCKHOLDERS

     Except as discussed below, distributions generally will be taxable to taxable U.S. stockholders as ordinary income to the extent of our current or accumulated earnings and profits. We may generate cash in excess of our net earnings. If we distribute cash to stockholders in excess of our current and accumulated capital earnings and profits (other than as a capital gain dividend), the excess cash will be deemed to be a return of capital to each stockholder to the extent of the adjusted tax basis of the stockholder's shares. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the shares of stock. A stockholder who has received a distribution in excess of our current and our accumulated earnings and profits may, upon the sale of the shares, realize a higher taxable gain or a smaller loss because the basis of the shares as reduced will be used for purposes of computing the amount of the gain or loss. Distributions we make, whether characterized as ordinary income or as capital gains, are not eligible for the dividends received deduction for corporations. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding preferred stock, if any, and then to the common stock.

     Dividends we declare in October, November or December of any year and payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

     Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. stockholders as gains from the sale or disposition of a capital asset to the extent that they do not exceed our actual net capital gain for the taxable year. Depending on the period of time the tax characteristics of the assets which produced these gains, and on designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of capital gain dividends as ordinary income.

         We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would:

     o include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

     o be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder's long-term capital gains;

     o   receive a credit or refund for the amount of tax deemed paid by it;

     o increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

     o in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the Internal Revenue Service.

     Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as income from a passive activity, within the meaning of Section 469 of the Internal Revenue Code, since income from a passive activity generally does not include dividends and gain attributable to the disposition of property that produces dividends. As a result, U.S. stockholders subject to the passive activity rules will generally be unable to apply any "passive losses" against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will be treated as investment income if a stockholder so elects, in which case, the capital gain is taxed at ordinary income rates.

     Generally, gain or loss realized by a stockholder upon the sale of common stock or preferred stock will be reportable as capital gain or loss. If a stockholder receives a long-term capital gain dividend from us and has held the shares of stock for six months or less, any loss incurred on the sale or exchange of the shares is treated as a long-term capital loss to the extent of the corresponding long-term capital gain dividend received.

     In any year in which we fail to qualify as a REIT, the stockholders generally will continue to be treated in the same fashion described above, except that none of our dividends will be eligible for treatment as capital gains dividends, corporate stockholders will qualify for the dividends received deduction and the stockholders will not be required to report any share of our tax preference items.

PROPOSED LEGISLATION

     The rules dealing with federal income taxation are constantly under review by Congress, the Internal Revenue Service and the Treasury Department. For example, on February 1, 1999, President Clinton released a proposed budget for fiscal year 2000. The budget proposal contained a variety of proposed income tax changes, three of which pertain to REITs. First, under current law, REITs may not own more than 10% of the voting stock of a regular corporation. Under the proposal, they also would not be permitted to own more than 10% of the value of all classes of stock of a corporation unless the corporation qualified as a "qualified business subsidiary" or a "qualified independent contractor subsidiary." Even if it did so qualify, the proposal would disallow a deduction for all interest payments on debt to, or guaranteed by, a REIT that owns stock of those entities. Second, a new restriction would be imposed on REITs, prohibiting any one person other than a REIT from owning more than 50% of the total combined voting power of all voting stock or more than 50% of the total value of shares of all classes of stock of the REIT. Current law already contains ownership restrictions applicable to individuals; this new limitation would affect owners other than individuals. This proposal would be effective for entities electing REIT status for taxable years beginning on or after the date of first committee action. Third, a regular C corporation with a fair market value of more than $5,000,000 which elects REIT status or merges into a REIT would be treated as if it had liquidated and distributed all its assets to its shareholders, and its shareholders had then contributed the assets to the electing or existing REIT. This deemed liquidation would cause the regular corporation to be taxed as if it had sold its assets for fair market value and would cause its shareholders to be taxed as if they had sold their stock for fair market value. The proposal would be effective for elections that are first effective for a taxable year beginning after January 1, 2000, and for mergers into REITs after December 31, 1999.

     Partially in response to the first proposal described above, legislation has been introduced in the House of Representatives and the Senate proposing the adoption of the Real Estate Investment Modernization Act of 1999. This proposed legislation, if enacted, also would prohibit a REIT from owning more than 10% of the total voting power and more than 10% of the total value of the outstanding securities of any one issuer, unless that issuer constitutes a "taxable REIT subsidiary." However, the definition of a taxable REIT subsidiary contained in this proposed legislation is broader than the budget proposal definition of a qualified business subsidiary or a qualified independent contractor subsidiary. Changes to the federal laws and interpretations thereof could adversely affect the tax consequences of an investment in us. We cannot predict whether, when, in what forms, or with what effective dates, these or any other provisions could become effective.

BACKUP WITHHOLDING

     We will report to our stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of tax withheld, if any. If a stockholder is subject to backup withholding, we will be required to deduct and withhold from any dividends payable to that stockholder a tax of 31%. These rules may apply (1) when a stockholder fails to supply a correct taxpayer identification number, (2) when the Internal Revenue Service notifies us that the stockholder is subject to the rules or has furnished an incorrect taxpayer identification number, or (3) in the case of corporations or others within exempt categories, when they fail to demonstrate that fact when required. A stockholder that does not provide a correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount withheld as backup withholding may be credited against the stockholder's federal income tax liability. We also may be required to withhold a portion of capital gain distributions made to stockholders who fail to certify their non-foreign status.

     The United States Treasury has recently issued final regulations regarding the withholding and information reporting rules discussed above. In general, these final regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and clarify reliance standards. These final regulations are generally effective for payments made on or after January 1, 2000, subject to the applicable transition rules. Prospective investors should consult their own tax advisors concerning the adoption of these final regulations and the potential effect on their ownership of common stock or preferred stock.

TAXATION OF TAX EXEMPT ENTITIES

     In general, a tax exempt entity that is a stockholder will not be subject to tax on distributions or gain realized on the sale of shares. A tax exempt entity may be subject to unrelated business taxable income, however, to the extent that it has financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Internal Revenue Code. In determining the number of stockholders a REIT has for purposes of the "50% test" described above under "--REIT Qualification," generally, any stock held by tax exempt employees' pension and profit sharing trusts which qualify under Section 401(a) of the Internal Revenue Code and are exempt from tax under Section 501(a) of the Internal Revenue Code will be treated as held directly by its beneficiaries in proportion to their interests in the trust and will not be treated as held by the trust.

     One of these trusts owning more than 10% of a REIT may be required to treat a percentage of dividends from the REIT as unrelated business taxable income. The percentage is determined by dividing the REIT's gross income (less direct expenses related thereto) derived from an unrelated trade or business for the year (determined as if the REIT were one of these trusts) by the gross income of the REIT for the year in which the dividends are paid. However, if this percentage is less than 5%, dividends are not treated as unrelated business taxable income. These unrelated business taxable income rules apply only if the REIT qualifies as a REIT because of the "look-through" rule with respect to the 50% test discussed above and if the trust is "predominantly held" by these trusts. A REIT is predominantly held by these trusts if at least one pension trust owns more than 25% of the value of the REIT or a group of pension trusts each owning more than 10% of the value of the REIT collectively own more than 50% of the value of the REIT. We do not currently meet either of these requirements.

     For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our capital stock will constitute unrelated business taxable income unless the organization is able to deduct an amount properly set aside or placed in reserve for specific purposes so as to offset the unrelated business taxable income generated by the investment in our capital stock. These prospective investors should consult their own tax advisors concerning the "set aside" and reserve requirements.

TAXATION OF FOREIGN INVESTORS

     The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders are complex and no attempt will be made herein to provide more than a summary of these rules. Prospective non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares of common stock or preferred stock, including any reporting requirements, as well as the tax treatment of an investment under the laws of their home country.

     Dividends that are not attributable to gain from any sales or exchanges we make of United States real property interests and which we do not designate as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Those dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the common stock or preferred stock is treated as effectively connected with the non-U.S. stockholder's conduct of a United States trade or business, the non-U.S. stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to those dividends, and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation. For withholding tax purposes, we are currently required to treat all distributions as if made out of our current and accumulated earnings and profits and thus we intend to withhold at the rate of 30%, or a reduced treaty rate if applicable, on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. stockholder unless (1) the non-U.S. stockholder files on Internal Revenue Service Form 1001 claiming that a lower treaty rate applies or (2) the non-U.S. stockholder files an Internal Revenue Service Form 4224 claiming that the dividend is effectively connected income.

     Under the Treasury Regulations, generally effective for distributions on or after January 1, 2000, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. Dividends in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of those shares. To the extent that those dividends exceed the adjusted basis of a non-U.S. stockholder's shares of stock, they will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a dividend is paid whether or not a dividend will be in excess of current and accumulated earnings and profits, the dividend will be subject to withholding. We do not intend to make quarterly estimates of that portion of dividends that are in excess of earnings and profits, and, as a result, all dividends will be subject to withholding. However, the non-U.S. stockholder may seek a refund of those amounts from the Internal Revenue Service.

     For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of United States real property interests will be taxed to a non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980. Under this act, those dividends are taxed to a non-U.S. stockholder as if the gain were effectively connected with a United States business. Non-U.S. stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, dividends subject to this act may be subject to a 30% branch profits tax in the hands of a corporate non-U.S. stockholder not entitled to treaty exemption. We are required by the Internal Revenue Code and applicable Treasury Regulations to withhold 35% of any dividend that could be designated as a capital gain dividend. This amount is creditable against the non-U.S. stockholder's tax liability under this act.

     Gain recognized by a non-U.S. stockholder upon a sale of shares generally will not be taxed under this act if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is currently anticipated that we will be a "domestically controlled REIT," and therefore the sale of shares will not be subject to taxation under this act. Because the shares of common stock will be publicly traded, however, no assurance can be given that we will remain a "domestically controlled REIT." However, gain not subject to this act will be taxable to a non-U.S. stockholder if (1) investment in the shares of common stock or preferred stock is effectively connected with the non-U.S. stockholder's United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to that gain, and may also be subject to the 30% branch profits tax in the case of a corporate non-U.S. stockholder, or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% withholding tax on the individual's capital gains. If we were not a domestically controlled REIT, whether or not a non-U.S. stockholder's sale of shares of common stock or preferred stock would be subject to tax under this act would depend on whether or not the shares of common stock or preferred stock were regularly traded on an established securities market (including the New York Stock Exchange) and on the size of selling non-U.S. stockholder's interest in our capital stock. If the gain on the sale of shares were to be subject to taxation under this act, the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to that gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser of shares of common stock or preferred stock may be required to withhold 10% of the gross purchase price.

STATE AND LOCAL TAXES

     We, and our stockholders, may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our capital stock.

                                  UNDERWRITING

GENERAL

     We intend to offer our common stock through two underwriters, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Warburg Dillon Read LLC. Under the terms and conditions set forth in the terms agreement and related underwriting agreement among us and the underwriters, we have agreed to sell each of the underwriters, and each of the underwriters has severally and not jointly agreed to purchase from us, the number of shares of our common stock set forth opposite its name below.

                                                                      NUMBER OF
                      UNDERWRITER                                      SHARES
                      -----------                                     ---------
     Merrill Lynch, Pierce, Fenner & Smith
                          Incorporated............................      710,000
     Warburg Dillon Read LLC......................................      300,000
                                                                      ----------

                          Total...................................    1,010,000
                                                                      ==========

     Pursuant to the terms and conditions set forth in the terms agreement and related underwriting agreement, the underwriters have agreed to purchase all of the shares of our common stock being sold under the terms agreement and related underwriting agreement, if any of the shares of our common stock being sold are purchased. In the event of a default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriter may be increased or the terms agreement may be terminated without liability on the part of the non-defaulting underwriter.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make as a result of such liabilities.

     The shares of our common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNT

     The underwriters have advised us that they propose initially to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of $.65 per share of our common stock. The underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of our common stock on sales to certain other dealers. After this offering, the public offering price, concession and discount may be changed.

     The following table shows per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                                 WITHOUT          WITH
                                                                 PER SHARE       OPTION          OPTION
                                                                 ---------     -----------     -----------
         Public Offering Price..............................      $ 21.50      $21,715,000     $24,972,250
         Underwriting Discount..............................      $  1.125     $ 1,136,250     $ 1,306,688
         Proceeds, before expenses, to
                    U.S. Restaurant Properties, Inc.........     $ 20.375     $20,578,750     $23,665,562

     The expenses of this offering, exclusive of the underwriting discount, are estimated at $300,000 and are payable by us.

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 151,500 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered by this prospectus supplement. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock from us proportionate to the underwriter's initial amount reflected in the table above.

NO SALES OF SIMILAR SECURITIES

     We, our executive officers and directors and one of our stockholders, QSV Properties, Inc., have agreed, with certain exceptions, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, for a period of 30 days after the date of this prospectus supplement, not to directly or indirectly:

     o offer, pledge, sell short, contract to sell, sell any option of contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition; or

     o enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of our common stock offered by this prospectus supplement is completed, the rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase our common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

     If the underwriters create a short position in our common stock in connection with the offering (i.e., if they sell more shares of our common stock than are set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing our common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of their business, the underwriters and/or their affiliates may in the future provide investment banking, financial advisory, commercial banking and other services for us for which they may receive customary compensation. In addition, UBS AG, an affiliate of Warburg Dillon Read LLC, is a lender under our $165 million line of credit. We intend to use the net proceeds from this offering to reduce the outstanding balance on this line of credit. UBS AG will receive its proportionate share of the repayment. See "Use of Proceeds."

                                  LEGAL MATTERS

     Certain legal matters, including the legality of our shares of common stock, will be passed upon for us by Locke Liddell & Sapp LLP, Dallas, Texas, as our securities and tax counsel. Certain matters in connection with this offering will be passed upon for the underwriters by Rogers & Wells LLP, New York, New York. As to matters of Maryland law, Rogers & Wells LLP will rely on the opinion of Locke Liddell & Sapp LLP.

                                     EXPERTS

     Our consolidated financial statements and related financial statement schedule and those of our predecessor, U.S. Restaurant Properties Master LP, incorporated in the accompanying prospectus by reference from our Annual Report on Form 10-K/A for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for contingent rent to conform to the consensus reached by the Emerging Issues Task Force in Issue 98-9 on May 21, 1998) which is incorporated herein by reference, and has been so incorporated in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

PROSPECTUS
                                  $150,000,000
                        U.S. RESTAURANT PROPERTIES, INC.
                 Common Stock, Common Stock Warrants, Preferred
                          Stock and Depositary Shares


         U.S. Restaurant Properties, Inc. (together with its subsidiaries, the "Company") may from time to time offer in one or more series (i) shares of its common stock, par value $.001 per share (the "Common Stock"); (ii) warrants to purchase Common Stock (the "Common Stock Warrants"); or (iii) shares or fractional shares of its preferred stock, par value $.001 per share (the "Preferred Stock"), which may be issued in the form of depositary shares (the "Depositary Shares") evidenced by depositary receipts, with an aggregate public offering price of up to $150,000,000. The Common Stock, Common Stock Warrants, Preferred Stock and Depositary Shares (collectively, the "Offered Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of offering and set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

         The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Stock, any public offering price; (ii) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability features; (iii) in the case of Preferred Stock, the specific title, any distribution, liquidation, redemption, conversion, voting and other rights and any initial public offering price; and (iv) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

         The applicable Prospectus Supplement will also contain information, where applicable, concerning all material federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

         The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
                            SECURITIES AND EXCHANGE
                 COMMISSION OR ANY STATE SECURITIES COMMISSION
                    PASSED UPON THE ACCURACY OR ADEQUACY OF
                     THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.



                The date of this Prospectus is October 16, 1997

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS, AGENTS OR DEALERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

         In connection with the conversion of U.S. Restaurant Properties Master L.P. (the "Predecessor") into a real estate investment trust, the Company has succeeded to the business, operations, assets and liabilities of the Predecessor and is the successor registrant to the Predecessor for purposes of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is, and prior to the conversion the Predecessor was, subject to the informational requirements of the Exchange Act and, in accordance therewith, the Company files, and prior to the conversion the Predecessor filed, reports, proxy statements and other information, with the Securities and Exchange Commission (the "Commission"). The Company's Registration Statement on Form S-3 (the "Registration Statement"), the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company and the Predecessor can be obtained from the web site that the Commission maintains at http://www.sec.gov, or can be inspected and copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. The Common Stock is listed on the New York Stock Exchange (the "NYSE") and similar information concerning the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

         This Prospectus constitutes a part of the Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Offered Securities, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Any statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The documents listed below have been filed by the Company or the Predecessor (Commission File No. 1-9079) under the Exchange Act with the Commission and are incorporated herein by reference:

         (a) The Predecessor's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by the Form 10-K/A filed May 2, 1997;

         (b) The Predecessor's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997;

         (c) The Predecessor's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997;

         (d) The Predecessor's Current Report on Form 8-K dated April 14, 1997, as amended by the Form 8-K/A filed May 30, 1997;

         (e)      The Predecessor's Current Report on Form 8-K dated August 21,
                  1997;

         (f)      The Company's Current Report on Form 8-K dated August 22,
                  1997; and

         (g) The Company's Registration Statement on Form 8-A filed February 20, 1996.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing such documents.

         Any statement or information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including any exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference to the information that this Prospectus incorporates). Requests should be directed to: U.S. Restaurant Properties, Inc., 5310 Harvest Hill Road, Suite 270, Dallas, Texas 75230, Attention: Michael D. Warren, telephone (972) 387-1487.

                          FORWARD-LOOKING INFORMATION

         Certain information both included and incorporated by reference herein may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on the operations and future prospects of the Company include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of REITs), availability of capital, interest rates, competition, supply and demand for properties in current and proposed market areas of the Company and general accounting principles, policies and guidelines applicable to REITs. These risks and uncertainties should be considered in evaluating any forward-looking statements contained herein.

                                  THE COMPANY

         U.S. Restaurant Properties, Inc. (together with its subsidiaries, the "Company"), a fully integrated, self-administered and self-managed REIT, acquires, owns, manages and selectively develops income-producing properties that it leases on a triple net basis primarily to operators of national and regional fast food and casual dining chain restaurants such as Burger King(R), Arby's(R), Dairy Queen(R), Grandy's(R) and Pizza Hut(R). At July 31, 1997, the Company's portfolio consisted of 494 restaurant properties located in 44 states operated by approximately 200 operators and representing over 45 franchise affiliations. Approximately 99.5% of the Company's portfolio is leased with an average remaining lease term of over ten years.

         The Company, together with its predecessors, has been engaged in the business of leasing restaurant properties since 1986. Prior to 1994, the Company's portfolio was limited to approximately 125 Burger King(R) restaurant properties. In May 1994, existing management assumed control of the Company and began restructuring operations in a manner that has allowed the Company to implement a number of new strategies intended to encourage Company growth. These strategies have involved the Company in new property acquisitions, merchant banking activities in which the Company acquires entire restaurant chains but retains only the real estate in order to enhance investment returns, new property developments of co-branded service centers, securing a $95 million revolving line of credit and the Merger.

         The business and operations of the Company are conducted through U.S. Restaurant Properties Operating L.P. (the "Operating Partnership"). The Operating Partnership is a totally-owned Delaware limited partnership subsidiary of the Company. The Operating Partnership does not conduct any operations that are independent from those of the Company.

         The Company is a Maryland corporation which has elected to be taxed as a REIT for federal income tax purposes for the year ending December 31, 1997. The Common Stock is traded on the NYSE under the symbol "USV." The principal executive offices of the Company are located at 5310 Harvest Hill Road, Suite 270, Dallas, Texas 75230. The telephone number is (972) 387-1487.

                                USE OF PROCEEDS

         Except as otherwise provided in the applicable Prospectus Supplement, the Company intends to use the net proceeds from any sale of the Offered Securities for working capital and for general corporate purposes, which may include the repayment of indebtedness, the financing of capital commitments and possible future acquisitions associated with the continued expansion of the Company's business.


                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the Company's consolidated ratios of earnings to combined fixed charges for the periods shown:

                                                       Years ended December 31,                Six Months ended
                                           ----------------------------------------------     ------------------
                                           1992       1993       1994      1995      1996     6/30/96    6/30/97
                                           ----       ----       ----      ----      ----     -------    -------
Ratio of Earnings to Fixed Charges        20.73x     42.60x     55.86x    20.77x    3.74x      4.02x      2.06x

         The ratios of earnings to fixed charges were computed by dividing the Company's earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges (excluding capitalized interest) to pretax income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, and amortization of deferred financing costs (including amounts capitalized). To date, the Company has not issued any Preferred Stock;

therefore, the ratios of earnings to combined fixed charges and Preferred Stock distributions are the same as the ratios of earnings to fixed charges.

         Prior to 1995, the operations of, and the amount of indebtedness which could be incurred by, the Predecessor were limited by its partnership agreement. In connection with the restructuring of its operations in 1995, the Predecessor's partnership agreement was amended to permit the expansion of its portfolio. Since that time, the Predecessor's acquisitions have been funded through a mixture of debt and equity, resulting in an increased fixed charge for interest expense.


                          DESCRIPTION OF COMMON STOCK

GENERAL

         Under the Company's Amended and Restated Articles of Incorporation (the "Charter"), the Company has authority to issue 60 million shares of capital stock, par value $.001 per share, with 45 million of such shares designated as Common Stock. Upon completion of the Merger, the Company will have outstanding 8,354,354 shares of Common Stock. Under Maryland law, stockholders generally are not responsible for a corporation's debts or obligations. The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions thereof set forth in the following documents: (i) the Charter and
(ii) the Company's By-Laws (the "By-Laws"), which documents are exhibits to the Registration Statement of which this Prospectus is a part.

TERMS

         Subject to the preferential rights of any other shares or series of capital stock and to the provisions of the Charter regarding excess stock ("Excess Stock"), holders of shares of Common Stock will be entitled to receive distributions on shares of Common Stock if, as and when authorized and declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities of the Company.

         Subject to the provisions of the Charter regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock, together with any other voting stock of the Company, can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

         Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company, except that Common Stock is convertible into Excess Stock as provided in the Charter.

         The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

         Subject to the provisions of the Charter regarding Excess Stock, shares of Common Stock will have equal distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

         Pursuant to the Maryland General Corporation Law ("MGCL"), a corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Charter provides that in such situations the approval of a majority of the total number of the shares entitled to vote on the matter is required.

         Provisions of the Charter described below under "Restrictions on Transfers of Capital Stock," together with other provisions of the Charter and of the MGCL, may discourage a takeover or other transaction which holders of some, or a majority, of the shares of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares of Common Stock over the then-prevailing market price of such shares of Common Stock.

RESTRICTIONS ON TRANSFER AND OWNERSHIP

         Following the Merger, the Company will elect to be treated as a REIT for federal income tax purposes. For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Charter contains certain provisions restricting certain transfers and limiting the beneficial ownership, directly or indirectly, of the Company's Common Stock. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

         The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.


                      DESCRIPTION OF COMMON STOCK WARRANTS

         The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following description of the Common Stock Warrants sets forth certain general terms and provisions of the Common Stock Warrants to which any Prospectus Supplement may relate. The statements below describing the Common Stock Warrants and the applicable Warrant Agreements are in all respects subject to and qualified in their entirety by any further terms and provisions that may be set forth in any applicable Prospectus Supplement.

         The applicable Prospectus Supplement will describe the terms of the Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (i) the title of such Common Stock Warrants; (ii) the aggregate number of such Common Stock Warrants; (iii) the price or prices at which such Common Stock Warrants will be issued; (iv) the designation, number and terms of the shares of Common Stock purchasable upon exercise of such Common Stock Warrants; (v) the designation and terms of the other Offered Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with each such Offered Security; (vi) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable; (vii) the price at which each share of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (viii) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire;
(ix) the minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time; (x) information with respect to book-entry procedures, if any; (xi) a discussion of all material federal income tax considerations; and (xii) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

         Each Common Stock Warrant will entitle the holder thereof to purchase such number of shares of Common Stock, as the case may be, at such exercise price as shall, in each case, be set forth in, or calculable from, the applicable Prospectus Supplement relating to the offered Common Stock Warrants. Prior to the exercise of any Common Stock Warrants, holders of such Common Stock Warrants will not have any rights of holders of Common Stock, including the right to receive payments of distributions, if any, on such Common Stock, or to exercise any applicable right to vote. After the close of business on the expiration date of any series of Common Stock Warrants (or such later date to which such expiration date may be extended by the Company), unexercised Common Stock Warrants will become void.

         Common Stock Warrants may be exercised by delivering to the Warrant Agent payment, as provided in the applicable Prospectus Supplement, of the amount required to purchase the Common Stock purchasable upon such exercise and otherwise by following the procedures specified in such Prospectus Supplement.

         The Warrant Agreements may be amended or supplemented without the consent of the holders of the Common Stock Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Common Stock Warrants and that do not adversely affect the interests of the holders of the Common Stock Warrants.

         Reference is made to the section captioned "Description of Common Stock" for a general description of the Common Stock to be acquired upon the exercise of the Common Stock Warrants, including a description of certain restrictions on the ownership or transfer of Common Stock.


                         DESCRIPTION OF PREFERRED STOCK

GENERAL

         Under the Charter, the Company has authority to issue 10 million shares of Preferred Stock, none of which is outstanding as of the date of this Prospectus. Prior to issuance of shares of each series, the Board of Directors is required by the MGCL and the Charter to fix for each series, subject to the provisions of the Charter regarding Excess Stock, the number of shares to be included in each series and the preferences, conversion or other rights, voting powers, restrictions (including restrictions on transfers of shares), limitations as to dividends, qualifications and terms or conditions of redemption, and to file articles supplementary to the Charter (the "Articles Supplementary") reflecting such terms, preferences and other rights. Except as may be expressly provided with respect to any class or series of Preferred Stock, no holder of the Preferred Stock will have any preemptive rights. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of the shares of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares of Common Stock over the then-prevailing market price of such shares of Common Stock.

TERMS

         The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Charter and the By-Laws and any Articles Supplementary designating the terms of a series of Preferred Stock.

         Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for the specific terms thereof, including, where applicable, the following:

         (1)      The title of such Preferred Stock;

         (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

         (3) The distribution rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

         (4) The date from which distributions on such Preferred Stock shall accumulate, if applicable;

         (5)      The provision for a sinking fund, if any, for such Preferred
                  Stock;

         (6) The provision for redemption, if applicable, of such Preferred Stock;

         (7) Any listing of such Preferred Stock on any securities exchange;

         (8) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price or rate (or manner of calculation thereof);

         (9) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

         (10) A discussion of all material federal income tax considerations applicable to such Preferred Stock;

         (11) The relative ranking and preference of such Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

         (12) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

         (13) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

RANK

         Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to the Common Stock and to all equity securities ranking junior to such Preferred Stock with respect to distribution rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to distribution rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to distribution rights or rights upon liquidation, dissolution or winding up of the Company.

DISTRIBUTIONS

         Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, cash distributions at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such distribution shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors.

         Distributions on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. Distributions, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors fails to declare a distribution payable on a distribution payment date on any series of the Preferred Stock for which distributions are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a distribution in respect of the distribution period ending on such distribution payment date, and the Company will have no obligation to pay the distribution accrued for such period, whether or not distributions on such series are declared payable on any future distribution payment date.

         If Preferred Stock of any series is outstanding, no distributions will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to distributions, on a parity with or junior to the Preferred Stock of such series for any period, unless (i) if such series of Preferred Stock has a cumulative distribution, full cumulative distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series for all past distribution periods and the then current distribution period, or (ii) if such series of Preferred Stock does not have a cumulative distribution, full distributions for the then current distribution period have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series. When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to distributions with the Preferred Stock of such series, all distributions declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to distributions with such Preferred Stock shall be declared pro rata so that the amount of distributions declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued distributions per share on the Preferred Stock of such series (which shall include any accumulation in respect of unpaid distributions for prior distribution periods if such Preferred Stock provides for a cumulative distribution) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Preferred Stock of such series that may be in arrears.

         Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative distribution, full cumulative distributions on the Preferred Stock of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment for all past distribution periods and the then current distribution period, or (ii) if such series of Preferred Stock does not have a cumulative distribution, full distributions on the Preferred Stock of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment for the then current distribution period, no distributions (other than in shares of

Common Stock or other shares of capital stock ranking junior to the Preferred Stock of such series as to distributions and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to distributions or upon liquidation, nor shall any shares of Common Stock or any other shares of capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to distributions or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to distributions and upon liquidation).

         Any distribution payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid distribution due with respect to shares of such series that remain payable.

REDEMPTION

         If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

         The applicable Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid distributions thereon (which shall not, if such Preferred Stock does not have a cumulative distribution, include any accumulation in respect of unpaid distributions for prior distribution periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of shares of capital stock of the Company, the terms of such Preferred Stock may provide that if no such shares of capital stock shall have been issued, or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable shares of capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

         Notwithstanding the foregoing, unless (i) if a series of Preferred Stock has a cumulative distribution, full cumulative distributions on all outstanding shares of such series of Preferred Stock shall have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, or (ii) if a series of Preferred Stock does not have a cumulative distribution, full distributions on all shares of the Preferred Stock of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative distribution, full cumulative distributions on all outstanding shares of such series of Preferred Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, or (ii) if such series of Preferred Stock does not have a cumulative distribution, full distributions on the Preferred Stock of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of such series of Preferred Stock (except by conversion into or exchange for capital shares of the Company ranking junior to the Preferred Stock of such series as to distributions and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

         If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by any other equitable manner determined by the Company.

         Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that distributions on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date distributions will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

         Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share, if any, set forth in the applicable Prospectus Supplement, plus an amount equal to all distributions accrued and unpaid thereon (which shall include any accumulation in respect of unpaid cumulative distributions for prior distribution periods). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock ranking on parity with the Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

         If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

         Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

         Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock of a series remain outstanding, the Company will not, (i) without the affirmative vote or consent of the holders of at least a majority of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to such series of Preferred Stock with respect to payment of distributions or the distribution of assets upon liquidation, dissolution or winding up of the Company or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares, or (ii) without the affirmative vote or consent of the holders of at least a majority of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), amend, alter or repeal the provisions of the Charter or the Articles Supplementary for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any Event set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock, and provided further that (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock or (ii) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of distributions or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

         The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

         The terms and conditions, if any, upon which any series of Preferred Stock is convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price or rate (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and the provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

RESTRICTIONS ON TRANSFER AND OWNERSHIP

         The provisions contained in the Charter restricting certain transfers and limiting the beneficial ownership, directly or indirectly, of the Company's outstanding capital stock will effect any shares of Preferred Stock that may from time to time be issued by the Company. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

         The transfer agent and registrar for the Preferred Stock will be set forth in the applicable Prospectus Supplement.


                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

         The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (a "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including distribution, voting, conversion, redemption and liquidation rights).

         The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to a Preferred Stock Depositary, the Company will cause such Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the statements made hereunder relating to Deposit Agreements and the Depositary Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DISTRIBUTIONS

         A Preferred Stock Depositary will be required to distribute all cash distributions received in respect of the applicable Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary.

         In the event of a distribution other than in cash, a Preferred Stock Depositary will be required to distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary, unless such Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case such Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

         No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock which has been converted or exchanged.

WITHDRAWAL OF STOCK

         Upon surrender of the Depositary Receipts at the corporate trust office of the applicable Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted), the holders thereof will be entitled to delivery at such office, to or upon each such holder's order, of the number of whole or fractional shares of the applicable Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the applicable Preferred Stock Depositary will be required to deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

         Whenever the Company redeems shares of Preferred Stock held by a Preferred Stock Depositary, such Preferred Stock Depositary will be required to redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided the Company shall have paid in full to such Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid distributions thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that preserves the REIT status of the Company.

         From and after the date fixed for redemption, all distributions in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the applicable Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

         Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, a Preferred Stock Depositary will be required to mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct such Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. Such Preferred Stock Depositary will be required to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by such Preferred Stock Depositary in order to enable such Preferred Stock Depositary to do so. Such Preferred Stock Depositary will be required to abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. A Preferred Stock Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from negligence or willful misconduct of such Preferred Stock Depositary.

LIQUIDATION PREFERENCE

         In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED STOCK

         The Depositary Shares, as such, will not be convertible into Common Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Preferred Stock Depositary with written instructions to such Preferred Stock Depositary to instruct the Company to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock of the Company or other shares of stock, and the Company will agree that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Depositary Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT

         Any form of Depositary Receipt evidencing Depositary Shares which will represent Preferred Stock and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between the Company and the applicable Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holders of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with any applicable law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

         A Deposit Agreement will be permitted to be terminated by the Company upon not less than 30 days' prior written notice to the applicable Preferred Stock Depositary if (i) such termination is necessary to preserve the Company's status as a REIT or (ii) a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon such Preferred Stock Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by such Preferred Stock Depositary with receipts to such Depositary Receipts. The Company will agree that if a Deposit Agreement is terminated to preserve the Company's status as a REIT, then the Company will use its best efforts to list the Preferred Stock issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares thereunder shall have been redeemed; (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock; or
(iii) each share of the related Preferred Stock shall have been converted into stock of the Company not so represented by Depositary Shares.

CHARGES OF A PREFERRED STOCK DEPOSITARY

         The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, the Company will pay the fees and expenses of a Preferred Stock Depositary in connection with the performance of its duties under a Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of a Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.

RESIGNATION AND REMOVAL OF A PREFERRED STOCK DEPOSITARY

         A Preferred Stock Depositary will be permitted to resign at any time by delivering to the Company notice of its election to do so, and the Company will be permitted at any time to remove a Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

MISCELLANEOUS

         A Preferred Stock Depositary will be required to forward to holders of Depositary Receipts any reports and communications from the Company which are received by such Preferred Stock Depositary with respect to the related Preferred Stock.

         Neither a Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. The obligations of the Company and a Preferred Stock Depositary under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the applicable Depositary Shares), gross negligence or willful misconduct, and neither the Company nor any applicable Preferred Stock Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and any Preferred Stock Depositary will be permitted to rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

         In the event a Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, such Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                   RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

         For the Company to maintain its status as a REIT under the Code, shares of Common Stock must be beneficially owned by 100 or more persons during at least 335 days of the taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year.

         Because the Board of Directors believes it is essential for the Company to qualify as a REIT, the Charter, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than (i) 9.8% of the number of issued and outstanding shares of Common Stock of the Company, except for QSV Properties, Inc. ("QSV") which may own initially no more than 12% of the number of such outstanding shares, or (ii) 9.8% of the number of outstanding shares of Preferred Stock of any series of Preferred Stock (together, the "Ownership Limit").

         Any purported transfer of shares of Common Stock that would (i) result in a person (other than QSV with respect to shares of Common Stock) owning, directly or indirectly, shares of Common Stock or Preferred Stock in excess of the Ownership Limit, (ii) result in QSV owning, directly or indirectly, in excess of 12% of the number of outstanding shares of Common Stock (or the decreased percentage that may be applicable), (iii) result in the Common Stock and Preferred Stock being owned by fewer than 100 persons (determined without reference to any rules of attribution), (iv) result in the Company being "closely held" within the meaning of Section 856(h) of the Code, or (v) cause the Company to own, directly or constructively, 10% or more of the ownership interests in a tenant of the Company's or the Operating Partnership's real property, within the meaning of Section 856(d)(2)(B) of the Code, shall be null and void, and the intended transferee will acquire no rights in such shares of Common Stock or Preferred Stock. Such Common Stock or Preferred stock will be designated as Excess Stock and will be transferred automatically to a trust (the "Trust") effective on the day before the purported transfer of such Common Stock or Preferred Stock. The record holder of the shares of Common Stock or Preferred Stock that are designated as Excess Stock (the "Prohibited Owner") will be required to submit such number of shares of Common Stock or Preferred Stock to the Company for registration in the name of the Trust. The Trustee of the Trust will be designated by the Company, but will not be affiliated with the Company or any Prohibited Owner. The beneficiary of the Trust (the "Beneficiary") will be one or more not-for-profit organizations that are named by the Company.

         Excess Stock will remain issued and outstanding shares of Common Stock or Preferred Stock and will be entitled to the same rights and privileges as all other shares of the same class or series. The Trust will receive all dividends and distributions on the Excess Stock and will hold such dividends and distributions in trust for the benefit of the Beneficiary. The Trustee will vote all Excess Stock. The Trustee will designate a permitted transferee of the Excess Stock, provided that the permitted transferee (i) purchases such Excess Stock for valuable consideration and (ii) acquires such Excess Stock without such acquisition resulting in a transfer to another Trust and resulting in the redesignation of such shares of Common Stock or Preferred Stock as Excess Stock.

         The Prohibited Owner with respect to Excess Stock will be required to repay the Trust the amount of any dividends or distributions received by the Prohibited Owner (i) that are attributable to any Excess Stock and (ii) the record date for which was on or after the date that such shares became Excess Stock. The Prohibited Owner generally will receive from the Trustee the lesser of (a) the price per share such Prohibited Owner paid for the shares of Common Stock or Preferred Stock that were designated as Excess Stock (or, in the case of a gift or devise, the Market Price (as defined below) per share on the date of such transfer) and (b) the price per share received by the Trustee from the sale of such Excess Stock. Any amounts received by the Trustee in excess of the amounts to be paid to the Prohibited Owner will be distributed to the Beneficiary.

         The Excess Stock will be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created such Excess Stock (or, in the case of a gift or devise, the Market Price per share on the date of such transfer) or (ii) the Market Price per share on the date that the Company, or its designee, accepts such offer. The Company will have the right to accept such offer for a period of 90 days after the later of (i) the date of the purported transfer which resulted in such Excess Stock and (ii) the date the Company determines in good faith that a transfer resulting in such Excess Stock occurred.

         "Market Price" means the average of the Closing Prices for the ten consecutive trading days immediately preceding the relevant date. "Closing Price" on any day means the last sale price, regular way on such day, or, if no such sale takes place on that day, the average of the closing bid and asked prices, regular way, in either case as reported on the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE, or if the affected class or series of capital stock is not so listed or admitted to trading, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange (including the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System) on which the affected class or series of capital stock is listed or admitted to trading or, if the affected class or series of capital stock is not so listed or admitted to trading, the last quoted price or, if not quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal automated quotation system then in use or, if the affected class or series of capital stock is not so quoted by any such system, the average of the closing bid and asked prices as furnished by a professional market maker selected by the Board making a market in the affected class or series of capital stock, or, if there is no such market maker or such closing prices otherwise are not available, the fair market value of the affected class or series of capital stock as of such day, as determined by the Board in its discretion.

         Any person who acquires or attempts to acquire shares of Common Stock or Preferred Stock in violation of the foregoing restrictions, or any person who owned shares of Common Stock or Preferred Stock that were transferred to a Trust, will be required (i) to give immediate written notice to the Company of such event and (ii) to provide to the Company such other information as the Company may request in order to determine the effect, if any, of such transfer on the Company's status as a REIT.

         All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above.

         All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% (or such other percentage between 0.5% and 5%, as provided in the rules and regulations promulgated under the Code) of the number or value of the outstanding shares of Common Stock of the Company must give a written notice to the Company by January 31 of each year stating the name and address of such person, the number of shares of each class or series so owned and a description of how such shares are owned. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares of Common Stock as the Board of Directors deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

         These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares over the then-prevailing market price of such shares of Common Stock or which such holders might believe to be otherwise in their best interest.

                              PLAN OF DISTRIBUTION

         The Company may sell the Offered Securities through underwriters or dealers, directly to one or more purchasers (including executive officers of the Company or other persons that may be deemed affiliates of the Company), through agents or through a combination of any such methods of sale. Any underwriter involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

         The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices. Further, the distribution of any Common Stock in one or more special offerings pursuant to a dividend reinvestment plan or other similar plan of the Company may be effected from time to time at a fixed price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices.

         In connection with the sale of the Offered Securities, underwriters or agents may receive compensation from the Company or from purchasers of the Offered Securities, for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Offered Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from the Company and any profit on the resale of the Offered Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

         Unless otherwise specified in the applicable Prospectus Supplement, each series of the Offered Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. The Company may elect to list any series of Common Stock Warrants, Preferred Stock or Depositary Shares on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of the Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Offered Securities.

         Under agreements into which the Company may enter, underwriters, dealers and agents who participate in the distribution of the Offered Securities may be entitled to indemnification by the Company, as the case may be, against certain liabilities, including liabilities under the Securities Act.

         Underwriters, dealers and agents may engage in transactions with, or perform services for, or be tenants of, the Company in the ordinary course of business.

                       FEDERAL INCOME TAX CONSIDERATIONS

         The Company will elect to be treated as a REIT for federal income tax commencing with its taxable year ending December 31, 1997. Based on certain assumptions and representations that are summarized below, Winstead Sechrest & Minick P.C., counsel to the Company, is of the opinion that beginning with its taxable year ending December 31, 1997, the Company has been organized in conformity with the requirements for qualification as a REIT and that its proposed method of operations described in this Prospectus will enable it to satisfy the requirements for such qualification. The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results. Winstead Sechrest & Minick P.C. will not monitor the Company's compliance with these requirements. While the Company expects to satisfy these tests, and will use its best efforts to do so, no assurance can be given that the Company will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect the Company and its stockholders. See "--Failure to Qualify as a REIT." The Taxpayer Relief Act of 1997 (the "Tax Act") contained several provisions affecting REIT's and is generally effective January 1, 1998. The following is a summary of the material federal income tax considerations affecting the Company as a REIT and its stockholders:

         REIT QUALIFICATION. Entities like the Company that invest principally in real estate and that otherwise would be taxed as regular corporations may elect to be treated as REITs when they satisfy certain detailed requirements imposed by the Code. If the Company qualifies for taxation as a REIT, it generally will not be subject to corporate income tax to the extent the Company currently distributes its REIT taxable income to its stockholders. This treatment effectively eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) imposed on investments in most corporations. A qualifying REIT, however, may be subject to certain excise and other taxes, as well as to normal corporate tax on taxable income that is not currently distributed to its stockholders. See "-- Taxation of the Company as a REIT." In addition, if the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax at regular corporate rates on all of its taxable income.

         General Qualification Requirements. The Company must be organized as an entity that would, if it does not maintain its REIT status, be taxable as a regular corporation. It cannot be a financial institution or an insurance company. The Company must be managed by one or more directors. The Company's taxable year must be the calendar year. The Company expects to meet each of these requirements. The Company also expects to satisfy the requirements that are separately described below concerning share ownership and reporting, the nature and amounts of the Company's income and assets and the levels of required annual distributions.

         Share Ownership; Reporting. Beneficial ownership of the Company must be and is evidenced by transferable shares. The Company's capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. Not more than 50% of the value of the shares of capital stock of the Company may be held, directly or indirectly, applying certain constructive ownership rules, by five or fewer individuals at any time during the last half of each of the Company's taxable years. The Company is not required to satisfy the 100 person and 50% tests until its second taxable year for which an election is made to be taxed as a REIT. The Company believes that its shares of Common Stock will be owned by a sufficient number of investors and in appropriate proportions to permit it to satisfy these requirements. To protect against violations of these requirements, the Articles will provide that no person is permitted to own (applying certain constructive ownership tests) more than 8.75% of the outstanding Common Stock (except for QSV which can initially own up to 15% of the outstanding Common Stock, subject to reduction under certain circumstances) or 9.8% of the outstanding Preferred Stock. In addition, the Articles will contain restrictions on transfers of capital stock, as well as provisions that automatically convert shares of stock into nonvoting, non-dividend paying Excess Stock to the extent that the ownership otherwise might jeopardize the Company's REIT status.

         To monitor the Company's compliance with the share ownership requirements, the Company is required to and will maintain records disclosing the actual ownership of common shares. To do so, the Company will demand written statements each year from the record holders of certain percentages of shares in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand will be maintained as part of the Company's records. Stockholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing the actual ownership of the shares and certain other information.

         Sources of Gross Income. In order to qualify as a REIT for a particular year, the Company also must meet three tests governing the sources of its income. These tests are designed to ensure that a REIT derives its income principally from passive real estate investments. In evaluating a REIT's income, the REIT will be treated as receiving its proportionate share of the income produced by any partnership in which the REIT invests, and any such income will retain the character that it has in the hands of the partnership. The Code allows the Company to own and operate a number of its properties through wholly-owned subsidiaries which are "qualified REIT subsidiaries." The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and such items of the REIT.

         75% Gross Income Test. At least 75% of a REIT's gross income for each taxable year must be derived from specified classes of income that principally are real estate related. The permitted categories of principal importance to the Company are: (i) rents from real property; (ii) interest on loans secured by real property; (iii) gain from the sale of real property or loans secured by real property (excluding gain from the sale of property held primarily for sale to customers in the ordinary course of the Company's trade or business, referred to below as "dealer property"); (iv) income from the operation and gain from the sale of certain property acquired in connection with the foreclosure of a mortgage securing that property ("foreclosure property"); (v) distributions on, or gain from the sale of, shares of other qualifying REITs;
(vi) abatements and refunds of real property taxes; and (vii) "qualified temporary investment income" (described below). In evaluating the Company's compliance with the 75% income test (as well as the 95% income test described below), gross income does not include gross income from "prohibited transactions." A prohibited transaction is one involving a sale of dealer property, not including foreclosure property and certain dealer property held by the Company for at least four years.

         The Company expects that substantially all of its operating gross income will be considered rent from real property. Rent from real property is qualifying income for purposes of the 75% income test only if certain conditions are satisfied. Rent from real property includes charges for services customarily rendered to tenants, and rent attributable to personal property leased together with the real property so long as the personal property rent is less than 15% of the total rent. The Company does not expect to earn material amounts in these categories. Rent from real property generally does not include rent based on the income or profits derived from the property. The Company does not intend to lease property and receive rentals based on the tenant's net income or profit. However, rent based on a percentage of gross income is permitted as rent from real property and the Company will have leases where rent is based on a percentage of gross income. Also excluded from "rents from real property" is rent received from a person or corporation in which the Company (or any of its 10% or greater owners) directly or indirectly through the constructive ownership rules contained in Section 318 of the Code, owns a 10% or greater interest ("Related Party Tenant Rent"). The Company, through such attribution rules, owns greater than a 10% interest in one tenant which leases three (3) Burger King restaurant properties from the Operating Partnership. However, such non-qualifying income is less than 3.5% of total gross income of the Operating Partnership. A third exclusion covers amounts received with respect to real property if the Company furnishes services to the tenants or manages or operates the property, other than through an "independent contractor" from whom the Company does not derive any income. The obligation to operate through an independent contractor generally does not apply, however, if the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered rendered primarily for the convenience of the tenant (applying standards that govern in evaluating whether rent from real property would be unrelated business taxable income when received by a tax exempt owner of the property). The Tax Act provides a de minimis rule for non-customary services which is effective for taxable years beginning after August 5, 1997. If the value of the non-customary service income with respect to a property (valued at no less than 150% of the Company's direct cost of performing such services is 1% or less of the total income derived from the property, then all rental income except the non-customary service income will qualify as "rents from real property." This provision will be effective for the Company's taxable year ending December 31, 1998.

         The Company will, in most instances, directly operate and manage its assets without using an "independent contractor." The Company believes that the only material services to be provided to tenants will be those usually or customarily rendered in connection with the rental of space for occupancy only. The Company will not provide services that might be considered rendered primarily for the convenience of the tenants, such as hotel, health care or extensive recreational or social services. Consequently, the Company believes that substantially all of its rental income will be qualifying income under the 75% income test, and that the Company's provision of services will not cause the rental income to fail to be included under that test.

         Upon the Company's ultimate sale of properties, any gains realized also are expected to constitute qualifying income, as gain from the sale of real property (not involving a prohibited transaction).

         95% Gross Income Test. In addition to earning 75% of its gross income from the sources listed above, at least an additional 20% of the Company's gross income for each taxable year must come either from those sources, or from dividends, interest or gains from the sale or other disposition of stock or other securities that do not constitute dealer property. This test permits a REIT to earn a significant portion of its income from traditional "passive" investment sources that are not necessarily real estate related. The term "interest" (under both the 75% and 95% tests) does not include amounts that are based on the income or profits of any person, unless the computation is based only on a fixed percentage of receipts or sales.

         Failing the 75% or 95% Tests; Reasonable Cause. As a result of the 75% and 95% tests, REITs generally are not permitted to earn more than 5% of their gross income from active sources (such as brokerage commissions or other fees for services rendered) the Company may receive certain types of such income. This type of income will not qualify for the 75% test or 95% test but is not expected to be significant and such income and other nonqualifying income (including Related Party Tenant Rent, as discussed above) are expected to be at all times less than 5% of the Company's annual gross income. While the Company does not anticipate that it will earn substantial amounts of nonqualifying income, if nonqualifying income exceeds 5% of the Company's gross income, the Company could lose its status as a REIT. The Company may establish subsidiaries of which the Company will hold less than 10% of the Voting Stock to hold assets generating non-qualifying income. The gross income generated by these subsidiaries would not be included in the Company's gross income. However, dividends from such subsidiaries to the Company would be included in the Company's gross income and qualify for the 95% income test.

         If the Company fails to meet either the 75% or 95% income tests during a taxable year, it may still qualify as a REIT for that year if (i) it reports the source and nature of each item of its gross income in its federal income tax return for that year; (ii) the inclusion of any incorrect information in its return is not due to fraud with intent to evade tax; and (iii) the failure to meet the tests is due to reasonable cause and not to willful neglect. However, in that case the Company would be subject to a 100% tax based on the greater of the amount by which it fails either the 75% or 95% income tests for such year. See "-- Taxation of the Company as a REIT."

         30% Income Test. The Company also must earn less than 30% of its gross income from the sale or other disposition of: (i) real property and loans secured by real property held for less than four years (other than foreclosure property and involuntarily conversions), (ii) stock or securities held by the Company for less than one year and (iii) property in a prohibited transaction. The 30% income test does not have a reasonable cause exception as do the 75% and 95% income tests. Consequently, a failure to meet the 30% income test would terminate the Company's status as a REIT. Because the Company expects to hold its assets for long-term investment and does not anticipate selling them within four years, the Company expects to comply with this requirement. The Tax Act repeals the 30% gross income test for taxable years beginning after its enactment on August 5, 1997. Thus, the 30% gross income test will apply only to the Company's taxable year ending December 31, 1997.

         Character of Assets Owned. On the last day of each calendar quarter, the Company also must meet two tests concerning the nature of its investments. First, at least 75% of the value of the total assets of the Company generally must consist of real estate assets, cash, cash items (including receivables) and government securities. For this purpose, "real estate assets" include interests in real property, interests in loans secured by mortgages on real property or by certain interests in real property, shares in other REITs and certain options, but exclude mineral, oil or gas royalty interests. The temporary investment of new capital in debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date the Company receives the new capital. Second, although the balance of the Company's assets generally may be invested without restriction, the Company will not be permitted to own (i) securities of any one non-governmental issuer that represent more than 5% of the value of the Company's total assets or (ii) more than 10% of the outstanding voting securities of any single issuer. A REIT, however, may own 100% of the stock of a qualified REIT subsidiary, in which case the assets, liabilities and items of income, deduction and credit of the subsidiary are treated as those of the REIT. In evaluating a REIT's assets, if the REIT invests in a partnership, it is deemed to own its proportionate share of the assets of the partnership.

         The Company anticipates that it will comply with these asset tests. While some portion of its assets initially may be invested in qualifying temporary debt investments, substantially all of the Company's investments will be in properties which should represent qualifying real estate assets.

         Annual Distributions to Stockholders. To maintain REIT status, the Company generally must distribute to its stockholders in each taxable year at least 95% of its net ordinary income (capital gain is not required to be distributed). More precisely, the Company must distribute an amount equal to
(i) 95% of the sum of (a) its "REIT Taxable Income" before deduction of dividends paid and excluding any net capital gain and (b) any net income from foreclosure property less the tax on such income, minus (ii) certain limited categories of "excess noncash income" (including as a result of the Tax Act, inter alia, cancellation of indebtedness and original issue discount income). REIT Taxable Income is defined to be the taxable income of the REIT, computed as if it were an ordinary corporation, with certain modifications. For example, the deduction for dividends paid is allowed, but neither net income from foreclosure property, nor net income from prohibited transactions, is included. In addition, the REIT may carry over, but not carry back, a net operating loss for 15 years following the year in which it was incurred.

         A REIT may satisfy the 95% distribution test with dividends paid during the taxable year and with certain dividends paid after the end of the taxable year. Dividends paid in January that were declared during the last calendar quarter of the prior year and were payable to stockholders of record on a date during the last calendar quarter of that prior year are treated as paid on December 31 of the prior year (for both the Company and its stockholders). Other dividends declared before the due date of the Company's tax return for the taxable year (including extensions) also will be treated as paid in the prior year for the Company if they are paid (i) within 12 months of the end of such taxable year and (ii) no later than the Company's next regular distribution payment. Dividends that are paid after the close of a taxable year and do not qualify under the rule governing payments made in January that is described above will be taxable to the shareholders in the year paid, even though they may be taken into account by the Company for a prior year. A nondeductible excise tax equal to 4% will be imposed on the Company for each calendar year to the extent that dividends declared and distributed or deemed distributed before December 31 are less than the sum of (a) 85% of the Company's "ordinary income" plus (b) 95% of the Company's capital gain net income plus (c) any undistributed income from prior periods.

         The Company will be taxed at regular corporate rates to the extent that it retains any portion of its taxable income (e.g., if the Company distributes only the required 95% of its taxable income, it would be taxed on the retained 5%). Under certain circumstances the Company may not have sufficient cash or other liquid assets to meet the distribution requirement. This could arise because of competing demands for the Company's funds, or due to timing differences between tax reporting and cash receipts and disbursements (i.e., income may have to be reported before cash is received, or expenses may have to be paid before a deduction is allowed). Although the Company does not anticipate any difficulty in meeting this requirement, no assurance can be given that necessary funds will be available. In the event that such circumstances do occur, then in order to meet the 95% distribution requirement, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

         If the Company fails to meet the 95% distribution requirement because of an adjustment to the Company's taxable income by the IRS, the Company may be able to cure the failure retroactively by paying a "deficiency dividend" (as well as applicable interest and penalties) within a specified period.

         TAXATION OF THE COMPANY AS A REIT. The Company will adopt the calendar year for federal income tax purposes, and will use the accrual method of accounting. For each taxable year in which the Company qualifies as a REIT, it generally will be taxed only on the portion of its taxable income that it retains (which will include any undistributed net capital gain), because the Company will be entitled to a deduction for dividends paid to shareholders during the taxable year. A dividends paid deduction is not available for dividends that are considered preferential within any given class of shares or as between classes except to the extent such class is entitled to such preference. The Company does not anticipate that it will pay any such preferential dividends. The Articles provide for the automatic exchange of outstanding shares for Excess Stock in circumstances in which the Company's REIT status might otherwise be put into jeopardy (i.e., if a person attempts to acquire a block of shares that would be sufficient to cause the Company to fail the requirement that five or fewer individuals may not own more than 50% of the value of the outstanding shares). Because Excess Stock will represent a separate class of outstanding shares, the fact that those shares will not be entitled to dividends should not adversely affect the Company's ability to deduct its dividend payments.

         Even if it qualifies as a REIT, the Company will be subject to tax in certain circumstances. The Company would be subject to tax on any income or gain from foreclosure property at the highest corporate rate (currently 35%). A confiscatory tax of 100% applies to any net income from prohibited transactions. In addition, if the Company fails to meet either the 75% or 95% source of income tests described above, but still qualifies for REIT status under the reasonable cause exception to those tests, a 100% tax would be imposed equal to the amount obtained by multiplying (i) the greater of the amount, if any, by which it failed either the 75% income test or the 95% income test, times (ii) the ratio of the Company's REIT Taxable Income to the Company's gross income (excluding capital gain and certain other items). The Company also will be subject to the alternative minimum tax on items of tax preference (excluding items specifically allocable to the Company's stockholders). Finally, under regulations that are to be promulgated, the Company also may be taxed at the highest regular corporate tax rate on any built-in gain (i.e., the excess of value over adjusted tax basis) attributable to assets that the Company acquires in certain tax-free corporate transactions, to the extent the gain is recognized during the first ten years after the Company acquires such assets.

         FAILURE TO QUALIFY AS A REIT. For any taxable year in which the Company fails to qualify as a REIT and certain relief provisions do not apply, it would be taxed at regular corporate rates on all of its taxable income. Distributions to its stockholders would not be deductible in computing that taxable income, and distributions would no longer be required to be made. Any corporate level taxes generally would reduce the amount of cash available to the Company for distribution to its stockholders and, because the stockholders would continue to be taxed on the distributions they receive, the net after tax yield to the shareholders from their investment in the Company likely would be reduced substantially. As a result, the Company's failure to qualify as a REIT during any taxable year could have a material adverse effect upon the Company and its stockholders. If the Company loses its REIT status, unless certain relief provisions apply, the Company will not be eligible to elect REIT status again until the fifth taxable year which begins after the first year for which the Company's election was terminated.

         TAXATION OF STOCKHOLDERS. Distributions generally will be taxable to stockholders as ordinary income to the extent of the Company's earning and profits. Dividends declared during the last quarter of a calendar year and actually paid during January of the immediately following calendar year are generally treated as if received by the stockholders on December 31 of the calendar year during which they were declared. Distributions paid to stockholders will not constitute passive activity income, and as a result generally cannot be offset by losses from passive activities of a stockholder who is subject to the passive activity rules. Distributions designated by the Company as capital gains dividends generally will be taxed as long term capital gains to stockholders to the extent that the distributions do not exceed the Company's actual net capital gain for the taxable year. Corporate stockholders may be required to treat up to 20% of any such capital gains dividends as ordinary income. The Tax Act provides that beginning with the taxable year ended December 31, 1998, if the Company elects to retain and pay income tax on any net long-term capital gain, stockholders of the Company would include in their income as long-term capital gain their proportionate share of such net long-term capital gain. Such stockholders would receive a credit for such stockholder's proportionate share of the tax paid by the Company on such retained capital gains and an increase in basis in the stock of the Company in an amount equal to the difference between the undistributed long-term capital gains and the amount of tax paid by the Company. Distributions by the Company, whether characterized as ordinary income or as capital gains, are not eligible for the dividends received deduction for corporations. Stockholders are not permitted to deduct losses or loss carry-forwards of the Company. Future regulations may require that the stockholders take into account, for purposes of computing their individual alternative minimum tax liability, certain tax preference items of the Company.

         The Company may generate cash in excess of its net earnings. If the Company distributes cash to stockholders in excess of the Company's current and accumulated earnings and profits (other than as a capital gain dividend), the excess cash will be deemed to be a return of capital to each stockholder to the extent of the adjusted tax basis of the shareholder's shares. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the shares of stock. A stockholder who has received a distribution in excess of current and accumulated earnings and profits of the Company may, upon the sale of the shares, realize a higher taxable gain or a smaller loss because the basis of the shares as reduced will be used for purposes of computing the amount of the gain or loss.

         Generally, gain or loss realized by a stockholder upon the sale of Common Stock will be reportable as capital gain or loss. If a stockholder receives a long-term capital gain dividend from the Company and has held the shares of stock for six months or less, any loss incurred on the sale or exchange of the shares is treated as a long-term capital loss, to the extent of the corresponding long-term capital gain dividend received.

         In any year in which the Company fails to qualify as a REIT, the stockholders generally will continue to be treated in the same fashion described above, except that none of the Company dividends will be eligible for treatment as capital gains dividends, corporate stockholders will qualify for the dividends received deduction and the stockholders will not be required to report any share of the Company's tax preference items.

         BACKUP WITHHOLDING. The Company will report to its stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. If a stockholder is subject to backup withholding, the Company will be required to deduct and withhold from any dividends payable to that stockholder a tax of 31%. These rules may apply (i) when a stockholder fails to supply a correct taxpayer identification number, (ii) when the IRS notifies the Company that the stockholder is subject to the rules or has furnished an incorrect taxpayer identification number, or (iii) in the case of corporations or others within certain exempt categories, when they fail to demonstrate that fact when required. A stockholder that does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld as backup withholding may be credited against the stockholder's federal income tax liability. The Company also may be required to withhold a portion of capital gain distributions made to stockholders who fail to certify their non-foreign status to the Company.

         TAXATION OF TAX EXEMPT ENTITIES. In general, a tax exempt entity that is a stockholder of the Company will not be subject to tax on distributions from the Company or gain realized on the sale of shares. In Revenue Ruling 66-106, the IRS specifically confirmed that a REIT's distributions to a tax exempt employees' pension trust did not constitute unrelated business taxable income ("UBTI"). A tax exempt entity may be subject to UBTI, however, to the extent that it has financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code. The Revenue Reconciliation Act of 1993 has modified the rules for tax exempt employees' pension and profit sharing trusts which qualify under Section 401(a) of the Code and are exempt from tax under Section 501(a) of the Code ("qualified trusts") for tax years beginning after December 31, 1993. Under the new rules, in determining the number of stockholders a REIT has for purposes of the "50% test" described above under "--REIT Qualification-- Share Ownership; Reporting," generally, any stock held by a qualified trust will be treated as held directly by its beneficiaries in proportion to their actuarial interests in such trust and will not be treated as held by such trust.

         A qualified trust owning more than 10% of a REIT may be required to treat a percentage of dividends from the REIT as UBTI. The percentage is determined by dividing the REIT's gross income (less direct expenses related thereto) derived from an unrelated trade or business for the year (determined as if the REIT were a qualified trust) by the gross income of the REIT for the year in which the dividends are paid. However, if this percentage is less than 5%, dividends are not treated as UBTI. These UBTI rules apply only if the REIT qualifies as a REIT because of the change in the 50% test discussed above and if the trust is "predominantly held" by qualified trusts. A REIT is predominantly held by qualified trusts if at least one pension trust owns more than 25% of the value of the REIT or a group of pension trusts each owning more than 10% of the value of the REIT collectively own more than 50% of the value of the REIT. The Company does not expect to meet either of the requirements.

         For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9),
(c)(17) and (c)(20) of the Code, respectively, income from an investment in the Company will constitute UBTI unless the organization is able to deduct an amount properly set aside or placed in reserve for certain purposes so as to offset the unrelated business taxable income generated by the investment in the Company. These prospective investors should consult their own tax advisors concerning the "set aside" and reserve requirements.

         TAXATION OF FOREIGN INVESTORS. The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares of Common Stock, including any reporting requirements, as well as the tax treatment of such an investment under the laws of their home country.

         Dividends that are not attributable to gain from sales or exchanges by the Company of United States real property interests and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Common Stock is treated as effectively connected with the Non-U.S.

Stockholder's conduct of a United States trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation). The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such dividends paid to a Non-U.S. Stockholder unless (i) the Non-U.S. Stockholder files on IRS Form 1001 claiming that a lower treaty rate applies or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with the Company claiming that the dividend is effectively connected income. Dividends in excess of current and accumulated earnings and profits of the Company will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such dividends exceed the adjusted basis of a Non-U.S. Stockholder's shares of stock, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a dividend is paid whether or not such dividend will be in excess of current and accumulated earnings and profits, the dividends will be subject to such withholding. The Company does not intend to make quarterly estimates of that portion of dividends that are in excess of earnings and profits, and, as a result, all dividends will be subject to such withholding. However, the Non-U.S. Stockholder may seek a refund of such amounts from the IRS.

         For any year in which the Company qualifies as a REIT, dividends that are attributable to gain from sales or exchanges by the Company of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, those dividends are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a United States business. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, dividends subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty exemption. The Company is required by the Code and applicable Treasury Regulations to withhold 35% of any dividend that could be designated by the Company as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

         Gain recognized by a Non-U.S. Stockholder upon a sale of shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is currently anticipated that the Company will be a "domestically controlled REIT," and therefore the sale of shares will not be subject to taxation under FIRPTA. Because the shares of Common Stock will be publicly traded, however, no assurance can be given that the Company will remain a "domestically controlled REIT." However, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) investment in the shares of Common Stock is effectively connected with the Non-U.S. Stockholder's United States trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain (and may also be subject to the 30% branch profits tax in the case of a corporate Non-U.S. Stockholder, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the Company were not a domestically controlled REIT, whether or not a Non-U.S. Stockholder's sale of shares of Common Stock would be subject to tax under FIRPTA would depend on whether or not the shares of Common Stock were regularly traded on an established securities market (such as the NYSE) and on the size of selling Non-U.S. Stockholder's interest in the Company. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of such shares of Common Stock may be required to withhold 10% of the gross purchase price.

         Upon the death of a foreign individual stockholder, the investor's shares will be treated as part of the investor's U.S. estate for purposes of the U.S. estate tax, except as may be otherwise provided in an applicable estate tax treaty.

         STATE AND LOCAL TAXES. The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.


                                 LEGAL MATTERS

         The validity of the Offered Securities issued hereunder, as well as legal matters described under "Federal Income Tax Considerations," will be passed upon for the Company by Winstead Sechrest & Minick P.C., Dallas, Texas, and certain legal matters will be passed upon for any underwriters, dealers or agents by the counsel named in the applicable Prospectus Supplement. Winstead Sechrest & Minick P.C. will rely as to certain matters of Maryland law on the opinion of Piper & Marbury L.L.P., Baltimore, Maryland.


                                    EXPERTS

         The consolidated financial statements of the Predecessor as of December 31, 1996 and 1995, the related consolidated statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1996 which are incorporated herein by reference from the Predecessor's Annual Report on Form 10-K and the balance sheet of the Company as of February 4, 1997, which is incorporated herein by reference from the Company's Current Report on Form 8-K dated August 22, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting auditing.

         The financial statements listed below of the following entities which are incorporated herein by reference from the Predecessor's Current Report on Form 8-K dated August 21, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing: (i) Charleston's of Norman, Inc. Statement of Revenues and Certain Expenses for the fifty-two week period ended March 23, 1997; (ii) Statement of Revenues and Certain Expenses of the Property Sold to U.S. Restaurant Properties Master L.P. by David E. Rodgers - Trustee for the year ended December 31, 1996; (iii) Statement of Revenues and Certain Expenses of Magazine Company Property Sold to U.S. Restaurant Properties Master L.P. for the year ended December 31, 1996;
(iv) Statement of Revenues and Certain Expenses of Ribbit Holdings, Inc. Property Sold to U.S. Restaurant Properties Master L.P. for the nine months ended June 30, 1997; (v) Combined Statement of Revenues and Certain Expenses of Selected Properties Sold to U.S. Restaurant Properties Master L.P. (Taco Cabana Acquisition) for the year ended December 31, 1996; (vi) Combined Statement of Revenues and Certain Expenses of BCL II, L.P. Properties Sold to U.S. Restaurant Properties Master L.P. for the year ended December 31, 1996; and
(vii) Combined Statement of Revenues and Certain Expenses of Selected Properties Sold to U.S. Restaurant Properties Master L.P. (Midon Acquisition) for the year ended December 31, 1996.

         The financial statements listed below of the following entities which are incorporated herein by reference from the Predecessor's Current Report on Form 8-K dated April 14, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated by reference herein and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing: (i) Combined Statement of Revenues and Certain Expenses of RR Restaurant 1986-1 Properties Sold to U.S. Restaurant Properties Master L.P. for the year ended December 31, 1996; (ii) Selected Properties Sold to U.S. Restaurant Properties Master L.P. (Bruegger's Acquisition) for the year ended December 31, 1996; and
(iii) Statement of Revenues and Certain Expenses of Tulip Properties Limited Property Sold to U.S.
Restaurant Properties Master L.P. for the year ended December 31, 1996.

         The audit of the Statement of Revenues and Direct Operating Expenses Applicable to Seventy-Five Arby's Restaurant Properties Acquired by U.S. Restaurant Properties Master L.P. for the year ended December 28, 1996 which has been incorporated herein by reference from the Predecessor's Current Report on Form 8-K dated April 14, 1997, has been audited by Coopers & Lybrand L.L.P., independent auditors, as stated in their reports and included and incorporated herein by reference, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


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

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                                 JUNE 29, 1999

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